Filed by GTECH S.p.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GTECH S.p.A.; International Game Technology

Filer’s SEC File No.: 333-146050

Date: October 23, 2014

IMPORTANT NOTICE

IMPORTANT:  You must read the following disclaimer before continuing. The following disclaimer applies to the attached Consent Solicitation Memorandum, whether received by e-mail or otherwise received as a result of electronic communication, and you are, therefore, required to read this disclaimer page carefully before reading, accessing or making any other use of the attached Consent Solicitation Memorandum. In accessing the attached Consent Solicitation Memorandum, you agree to be bound by the following terms and conditions, including any modification to them from time to time, each time that you receive any information from the Issuer (as defined below), the Guarantors (as defined below), Barclays Bank PLC, Credit Suisse Securities (Europe) Limited and Société Générale as consent solicitation agents (the “Solicitation Agents”), Lucid Issuer Services Limited as tabulation agent (the “Tabulation Agent”) or Georgeson S.r.l. as information agent (the “Information Agent”). Capitalised terms used but not otherwise defined in this disclaimer shall have the meanings given to them in the attached Consent Solicitation Memorandum.

You have been sent the attached Consent Solicitation Memorandum on the basis that you have confirmed to the Solicitation Agents, the Tabulation Agent or the Information Agent, being the sender of the attached Consent Solicitation Memorandum, that:

(a)                              you are a holder or a beneficial owner of either or both of the €500,000,000 5.375 per cent. Guaranteed Notes due 2018 (the “2018 Notes”) or the €500,000,000 3.500 per cent. Guaranteed Notes due 2020 (the “2020 Notes”), each issued by GTECH S.p.A., a società per azioni incorporated under the laws of the Republic of Italy (formerly known as Lottomatica Group S.p.A.) (the “Issuer”) and each guaranteed by GTECH Corporation, GTECH Holdings Corporation, GTECH Rhode Island LLC (the successor to GTECH Rhode Island Corporation) and Invest Games S.A. (together, the “Guarantors”);

(b)                              you are a person to whom it is lawful to send the attached Consent Solicitation Memorandum or to solicit your consent in the Consent Solicitation (as defined in the attached Consent Solicitation Memorandum) under applicable laws, and you are permitted under the laws of your jurisdiction of residence and domicile to participate in the Consent Solicitation;

(c)                               you consent to the delivery of the attached Consent Solicitation Memorandum by electronic transmission; and

(d)                              you have understood and agree to the terms set forth herein.

The attached Consent Solicitation Memorandum has been sent to you in an electronic form.  The hard copy version of the Consent Solicitation Memorandum is in the same form as that sent to you in electronic form.  However, you are advised that documents transmitted in electronic form may be altered or changed during the process of transmission and consequently none of the Issuer, the Guarantors, the Solicitation Agents, the Tabulation Agent, the Information Agent, the Principal Paying Agent, the Trustee (each as defined in the attached Consent Solicitation Memorandum), any person who controls, or is a director, officer, employee or agent of, any of the Issuer, the Guarantors, the Solicitation Agents, the Tabulation Agent, the Information Agent, the Principal Paying Agent or the Trustee or any affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Consent Solicitation Memorandum distributed to you in electronic format and the hard copy version available to you on request from the Tabulation Agent or the Information Agent.

The distribution of the attached Consent Solicitation Memorandum in certain jurisdictions may be restricted by law and persons into whose possession this Consent Solicitation Memorandum comes are requested to inform themselves about, and to observe, any such restrictions. No action has been or will be taken in any jurisdiction in relation to the Consent Solicitation that would permit a public offering of securities.

Nothing in this electronic transmission constitutes an offer to buy or the solicitation of an offer to sell securities in the United States of America or any other jurisdiction in which such offer or solicitation would be unlawful.

The Consent Solicitation is not extended to any Noteholder whose participation in the Consent Solicitation would violate the laws of its jurisdiction of residence or domicile.

The Consent Solicitation is being made by the Issuer and the Guarantors.  None of the Issuer or the Guarantors is making an offer to buy or soliciting an offer to sell securities in connection with the Consent Solicitation.

The materials relating to the attached Consent Solicitation Memorandum do not constitute, and may not be used in connection with, an offer or consent solicitation in any place where offers or consent solicitations are not permitted by law.

The attached Consent Solicitation Memorandum may only be communicated to persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000 does not apply.

THE ATTACHED CONSENT SOLICITATION MEMORANDUM MAY NOT BE DOWNLOADED, FORWARDED OR DISTRIBUTED, IN WHOLE OR IN PART, TO ANY OTHER PERSON AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. ANY DOWNLOADING, FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE ATTACHED CONSENT SOLICITATION MEMORANDUM, IN WHOLE OR IN PART, IS UNAUTHORISED.  FAILURE TO COMPLY WITH THIS REQUIREMENT MAY RESULT IN A VIOLATION OF APPLICABLE LAWS AND REGULATIONS.

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CONSENT SOLICITATION MEMORANDUM

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Solicitation of consents by

GTECH S.p.A. (formerly known as Lottomatica Group S.p.A.)

(incorporated as a società per azioni under the laws of the Republic of Italy)

(the “Issuer”)

and

GTECH Corporation, GTECH Holdings Corporation, GTECH Rhode Island LLC (the successor to GTECH Rhode Island Corporation) and Invest Games S.A.

(together, the “Guarantors”)

to the holders of the Issuer’s

€500,000,000 5.375 per cent. Guaranteed Notes due 2018 (XS0564487568) (the “2018 Notes”)
guaranteed by the Guarantors

and

€500,000,000 3.500 per cent. Guaranteed Notes due 2020 (XS0860855930) (the “2020 Notes”)
guaranteed by the Guarantors

(each a “Series” and together the “Notes”)

The Issuer and the Guarantors are soliciting the holders of each Series (the “Noteholders”) to consider and, if thought fit, approve the Proposals, by separate Extraordinary Resolutions pursuant to the Conditions and the relevant Trust Deed (the “Consent Solicitation”). The Consent Solicitation is made on the terms and subject to the conditions contained in this consent solicitation memorandum (the “Consent Solicitation Memorandum”).

The Extraordinary Resolutions to approve the Proposals will be considered and, if thought fit, passed, at the Meetings. The initial Meeting in respect of the 2018 Notes will start at 3.00 p.m. (CET) on 24 November 2014 and the initial Meeting in respect of the 2020 Notes will start at 5.00 p.m. (CET) on 24 November 2014, in each case at the offices of the Issuer at Viale del Campo Boario 56/d, 00154 Rome, Italy. Notices convening the Meetings (the “Notices”) have been given to the Noteholders in accordance with the Conditions, the relevant Trust Deed, applicable provisions of Italian law and as further described herein in “The Consent Solicitation — Notices”. The form of the Notices is set out in this Consent Solicitation Memorandum in “Annex - Form of Notice and Extraordinary Resolutions in respect of the Notes”.

If within fifteen minutes after the commencement of the relevant initial Meeting a quorum is not present, such Meeting shall be adjourned and the adjourned initial Meeting shall be held on 25 November 2014 at the same time and location (the “Second Meeting”) and if within fifteen minutes after the commencement of the Second Meeting a quorum is not present, then the Second Meeting shall be adjourned and the adjourned Second Meeting shall be held on 26 November 2014 at the same time and location (the “Third Meeting”).

The Issuer and the Guarantors are inviting the Noteholders of each Series to:

(i)                                  approve the Transaction generally and also in accordance with, and for the purposes of, Article 2503-bis of the Italian Civil Code (which Article provides that each Noteholder may oppose the Merger involving the Issuer unless a Noteholders’ meeting has approved such Merger) and any other applicable statutory or court creditor process;

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(ii)                               agree that no Put Event (as defined in the relevant Conditions) will be deemed to occur as a result of, or in connection with, the Transaction; and

(iii)                            waive any and all Events of Default, Potential Events of Default (as such terms are defined in the relevant Trust Deed) and any other breach of the Conditions of the Notes or the relevant Trust Deed that have been, are or may be, within the period of twelve months from the passing of the relevant Extraordinary Resolution, triggered by or in connection with the Transaction,

(together, the “Proposals”).

Whether or not the Proposals are approved and without any requirement of consent from Noteholders, the Trust Deeds will each be amended with the consent of the Trustee (subject to such customary conditions as the Trustee may require) to include the Post Merger Amendment, which provides for an additional covenant requiring any Relevant Holdco Subsidiary (including subsequent to completion of the Sub Merger, IGT) which guarantees Holdco’s other debt securities and, subsequent to the completion of the Merger and Sub Merger, the IGT Notes, to guarantee each Series of Notes on a pari passu basis.

Subject to the terms and conditions specified in this Consent Solicitation Memorandum including the Payment Conditions being satisfied, Noteholders who have voted in favour of the relevant Extraordinary Resolution by delivering or procuring the delivery of a Consent Instruction (which is not validly revoked) will be eligible to receive, in the case of the 2018 Notes, the Consent Fee of 2.5 per cent. of the aggregate principal amount of Notes which are the subject of such Consent Instruction and, in the case of the 2020 Notes, the Consent Fee of 4.5 per cent. of the aggregate principal amount of Notes which are the subject of such Consent Instruction, in each case only if such Consent Instruction is received by the Tabulation Agent by the Early Voting Deadline and not validly revoked.

The Consent Fee in respect of each Series will be paid in two instalments, on the First Payment Date and the Final Payment Date, in each case only if the relevant Payment Conditions are satisfied as more fully described in “The Consent Solicitation — Consent Fee”.

No Consent Fee will be payable to Noteholders voting in favour of the relevant Extraordinary Resolution after the Early Voting Deadline, attending and voting at the Meeting(s) in person or through a representative, voting against the relevant Extraordinary Resolution or abstaining from voting or to any Noteholder that validly revokes its vote.

The Proposals in respect of each Series are independent and are not conditional on the approval of the Extraordinary Resolution in respect of the other Series (or on the passing of any other extraordinary resolution by the holders of any other securities of the Issuer). As such, the Proposals in respect of each Series will be effective if the relevant Extraordinary Resolution is approved, whether or not the Extraordinary Resolution in respect of the other Series (or any other extraordinary resolution by the holders of any other securities of the Issuer) is also approved.

THE EARLY VOTING DEADLINE IS 5.00 P.M. (CET) ON 6 NOVEMBER 2014 AND THE EXPIRATION DEADLINE IS 5.00 P.M. (CET) ON 13 NOVEMBER 2014, IN EACH CASE UNLESS EXTENDED OR AMENDED AT THE SOLE DISCRETION OF THE ISSUER.

The provisions of this Consent Solicitation Memorandum are without prejudice to the rights of Noteholders under the relevant Trust Deed. Accordingly, notwithstanding the Expiration Deadline, Noteholders may vote until 19 November 2014 in respect of the relevant initial Meeting, 20 November 2014 in respect of any Second Meeting and 21 November 2014 in respect of any Third Meeting, provided in each case that they are Noteholders on the Expiration Deadline. However, in order to submit a late instruction, Noteholders must contact the Tabulation Agent for further instructions. Additional procedural requirements will apply.

Custodians, Direct Participants and Clearing Systems will have deadlines for receiving instructions prior to the Early Voting Deadline and Expiration Deadline and Noteholders should contact the intermediary through which they hold their Notes as soon as possible to ensure proper and timely delivery of instructions.

Before making a decision with respect to the Consent Solicitation, Noteholders should carefully consider all of the information in this Consent Solicitation Memorandum and in particular the risk factors described in “Risk Factors and Other Considerations” on page 21.

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Any question or request for information in relation to the Consent Solicitation should be directed to the Solicitation Agents at the telephone numbers or email addresses provided on the last page of this Consent Solicitation Memorandum. Requests for additional copies of this Consent Solicitation Memorandum or related documents and questions relating to the procedures for voting in respect of the Consent Solicitation should be directed to the Tabulation Agent and the Information Agent at the relevant telephone number or email address provided on the last page of this Consent Solicitation Memorandum.

Solicitation Agents

Barclays	Credit Suisse	Société Générale Corporate & Investment Banking

23 October 2014

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IMPORTANT NOTICES

The Issuer and, in respect of the information relating to it, each of the Guarantors accepts responsibility for the information contained in this Consent Solicitation Memorandum or incorporated by reference herein and confirms that, to the best of its knowledge (having taken all reasonable care to ensure that such is the case), the information contained in this Consent Solicitation Memorandum or incorporated by reference herein is in accordance with the facts and does not omit anything likely to affect the import of such information.

No person is authorised in connection with the Consent Solicitation to give any information or to make any representation not contained in this Consent Solicitation Memorandum and any information or representation not contained in this Consent Solicitation Memorandum must not be relied upon as having been authorised by the Issuer, any of the Guarantors, the Solicitation Agents, the Trustee, the Principal Paying Agent, the Tabulation Agent or the Information Agent.

The Solicitation Agents, the Principal Paying Agent, the Tabulation Agent and the Information Agent are agents of the Issuer and the Guarantors and owe no duty to any Noteholder. This Consent Solicitation Memorandum is only issued to and directed at Noteholders for the purposes of considering the Extraordinary Resolutions. No other person may rely upon its contents, and it should not be relied upon by Noteholders for any other purpose.

The delivery of this Consent Solicitation Memorandum shall not, under any circumstances, create any implication that there has been no change in the affairs of the Issuer or the Guarantors since the date of this Consent Solicitation Memorandum or that the information in this Consent Solicitation Memorandum, or incorporated by reference herein, is correct as of any time subsequent to the date of this Consent Solicitation Memorandum.

This Consent Solicitation Memorandum contains important information which each Noteholder should read carefully before making a decision with respect to the Consent Solicitation.  If you are in any doubt as to the action you should take, you are recommended to seek your own legal and financial advice immediately from your stockbroker, bank manager, accountant, other appropriately authorised independent financial adviser or lawyer in the relevant jurisdiction.

None of the Issuer, the Guarantors, the Solicitation Agents, the Trustee, the Principal Paying Agent, the Tabulation Agent or the Information Agent, or any of their respective directors, officers, employees or agents, makes any recommendation whether Noteholders should approve the Proposals described in this Consent Solicitation Memorandum.

Each person receiving this Consent Solicitation Memorandum acknowledges that it has not relied on the Issuer, the Guarantors, the Solicitation Agents, the Trustee, the Principal Paying Agent, the Tabulation Agent or the Information Agent in connection with its decision on how to vote in relation to any Extraordinary Resolution. Noteholders should consult with their own broker(s), financial adviser(s), legal counsel or other advisers regarding the tax, legal, financial and other implications of the Consent Solicitation.

None of the Solicitation Agents, the Principal Paying Agent, the Tabulation Agent, the Information Agent nor the Trustee makes any representation or warranty, express or implied, as to the accuracy or completeness of the information contained in this Consent Solicitation Memorandum or incorporated by reference herein. Nothing contained in this Consent Solicitation Memorandum is, or shall be relied upon as, a promise or representation by the Solicitation Agents or the Trustee as to the past, present or future. The Issuer and the Guarantors have furnished the information contained in this Consent Solicitation Memorandum. None of the Solicitation Agents nor the Trustee has independently verified the information contained herein or incorporated by reference herein (financial, legal or otherwise) on behalf of the Noteholders nor do they assume any responsibility for the accuracy or completeness of any such information.

In accordance with normal practice, the Trustee expresses no opinion as to the merits of the Consent Solicitation or the Proposals (which it was not involved in negotiating). It has, however, authorised it to be stated that, on the basis of the information set out in this Consent Solicitation Memorandum (which it recommends Noteholders to read carefully) and the Notices, it has no objection to the Extraordinary Resolutions being submitted to the Noteholders for their consideration. The Trustee has, however, not been involved in formulating the Consent Solicitation, the Extraordinary Resolutions or the Proposals and

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makes no representation that all relevant information has been disclosed to Noteholders in this Consent Solicitation Memorandum and the Notices. Accordingly, the Trustee urges Noteholders who are in any doubt as to the impact of the Extraordinary Resolutions or the Proposals to seek their own independent financial and legal advice.

If you have sold or otherwise transferred any of your Notes, please forward this Consent Solicitation Memorandum promptly to the purchaser or transferee, or to the broker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

Capitalised terms used in this Consent Solicitation Memorandum shall have the meanings ascribed to them in “Definitions” below.

Restrictions:

The distribution of this Consent Solicitation Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this Consent Solicitation Memorandum comes must inform themselves about and observe any such restrictions.

This Consent Solicitation Memorandum has not been filed with, or reviewed by, any national or local securities commission or regulatory authority of any jurisdiction, nor has any such commission or authority passed upon the accuracy or adequacy of this Consent Solicitation Memorandum. Any representation to the contrary is unlawful and may be a criminal offence.

This Consent Solicitation Memorandum does not constitute an offer to buy or a solicitation of an offer to sell the Notes, and the Consent Solicitation will not apply to Noteholders in any jurisdiction in which such solicitation is unlawful.

Noteholders can only participate in the Consent Solicitation in accordance with the procedures described in “The Consent Solicitation - Procedures for Voting” and the Notice in “Annex - Form of Notice and Extraordinary Resolutions in respect of the Notes”. The provisions of this Consent Solicitation Memorandum are without prejudice to the right of a Noteholder to attend and vote at the relevant Meeting, as set out in the relevant Trust Deed.

Noteholders who do not vote, whose votes are deemed to be invalid, who vote against any Proposal or who revoke their vote will, if the relevant Extraordinary Resolution is passed, become bound by such Proposal.

The Issuer and the Guarantors may, in their sole discretion, extend, amend (other than the terms of the Extraordinary Resolutions), waive any condition of, or terminate, the Consent Solicitation at any time (subject to the terms and conditions of this Consent Solicitation Memorandum). The Issuer and the Guarantors also reserve the right in their absolute discretion to withdraw any or all of the Proposals at any time before the relevant initial Meeting (or any Second Meeting or Third Meeting) even if the relevant Extraordinary Resolution is passed. In the event that any Proposals are withdrawn, the relevant Meeting may still be held, but the Issuer and the Guarantors will be under no obligation to give effect to the relevant Extraordinary Resolution.

All references in this Consent Solicitation Memorandum to:

(a)                              a “Meeting” include, unless the context otherwise requires, any Second Meeting or Third Meeting held following any adjournment of the initial Meeting or Second Meeting (as the case may be); and

(b)                              “Noteholder” includes:

(i)

each person who is shown in the records of Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream, Luxembourg” and together with Euroclear, the “Clearing Systems” and each a “Clearing System”) as a holder of the Notes (also referred to as “Direct Participants” and each a “Direct Participant”); and

(ii)	each beneficial owner of Notes holding such Notes, directly or indirectly, in accounts in the name of a Direct Participant acting on the beneficial owner’s behalf,

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in each case, except that (i) for the purposes of the Consent Solicitation, only persons who are beneficial owners of Notes on the Expiration Deadline can participate in the Consent Solicitation; and (ii) for the purposes of the payment of any Consent Fee, to the extent that the beneficial owner of the Notes is not a Direct Participant, such Consent Fee will only be paid to the relevant Direct Participant and the payment of such Consent Fee to such Direct Participant will satisfy the obligations of the Issuer or the Guarantors, as the case may be, in respect of the payment of the Consent Fee.

All references in this Consent Solicitation Memorandum to “€”, “Euro” and “euro” are to the currency introduced at the start of the third stage of European economic and monetary union, and as defined in Article 2 of Council Regulation (EC) No 974/98 of 3 May 1998 on the introduction of the euro, as amended.

Forward-Looking Statements

This Consent Solicitation Memorandum, including the information incorporated by reference herein, contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, the Issuer, Holdco, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of the Issuer, IGT and Holdco as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may differ materially from those predicted in the Issuer’s forward-looking statements and from past results, performance or achievements. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on these statements. Factors that could cause actual results to differ materially from those in these statements include (but are not limited to) failure to obtain applicable regulatory or security holder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed Merger or Sub Merger; risks that the new businesses will not be integrated successfully or that the combined companies will not realise estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realise than expected; failure to realise anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or completion of the proposed Merger or Sub Merger on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in the Form F-4 and other documents filed from time to time with the SEC, and those described in the Issuer’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements. Nothing in this Consent Solicitation Memorandum, including the information incorporated by reference herein, is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Issuer share or IGT share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per Issuer share or IGT share, as applicable. All forward-looking statements contained in this Consent Solicitation Memorandum are qualified in their entirety by this cautionary statement. There is no intention to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. All subsequent written or oral forward-looking statements attributable to the Issuer, or persons acting on its behalf, are expressly qualified in its entirety by the cautionary statements contained

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throughout this Consent Solicitation Memorandum. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

IMPORTANT PROCEDURES FOR VOTING

Noteholders whose Notes are held on their behalf by a broker, dealer, commercial bank, custodian, trust company, accountholder or other nominee or trustee must contact and request such broker, dealer, commercial bank, custodian, trust company, accountholder or other nominee or trustee either to deliver or procure delivery on their behalf of the relevant Consent Instruction sufficiently in advance of the Early Voting Deadline or the Expiration Deadline in order for such Consent Instruction to be delivered in accordance with the procedures set out herein and in accordance with any deadlines they may set and in time for transmission to the Tabulation Agent in each case prior to the Early Voting Deadline or the Expiration Deadline, as applicable (see “The Consent Solicitation — Procedures for Voting” and the Notice in “Annex - Form of Notice and Extraordinary Resolutions in respect of the Notes” for further details).

Beneficial owners of Notes who are not Direct Participants can only exercise the voting rights attached to the Notes in which they have a beneficial interest, through the relevant Direct Participant. The Direct Participant will vote in accordance with the instructions given to it by the beneficial owners of the Notes.

Noteholders must contact their Direct Participant, or procure that their Direct Participant is contacted, sufficiently in advance of the Early Voting Deadline or the Expiration Deadline in order to arrange for the delivery of Consent Instructions on their behalf.

In order to be valid, Consent Instructions in relation to the 2018 Notes must be submitted in multiples of €50,000 and, in relation to the 2020 Notes, must be submitted in multiples of €100,000.

A Noteholder may:

(i)           approve the relevant Extraordinary Resolution by voting, or communicating its Consent Instruction by the Early Voting Deadline or the Expiration Deadline, in favour of such Extraordinary Resolution; or

(ii)          reject the relevant Extraordinary Resolution by voting, or communicating its Consent Instruction by the Early Voting Deadline or the Expiration Deadline, against such Extraordinary Resolution; or

(iii)         request a Voting Certificate to attend and vote at the relevant Meeting in person or through a representative; or

(iv)         abstain from attending or voting.

If the Payment Conditions are satisfied, Noteholders will be eligible to receive a Consent Fee only if they have voted in favour of the relevant Extraordinary Resolution by delivering or procuring the delivery of a valid Consent Instruction by the Early Voting Deadline (which is not validly revoked) as further described in “The Consent Solicitation — Consent Fee”. Nothing in this Consent Solicitation Memorandum or in any document or agreement relating to the Consent Solicitation will entitle any person that is a Restricted Owner to receive any amount in respect of the Consent Fee.

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DEFINITIONS

24 hours

A period of 24 hours including all or part of a day upon which banks are open for business in both the places where the relevant Meeting is to be held and in each of the places where the Paying Agents have their Specified Offices (being either the office identified with its name in the Conditions or any other office notified to any relevant parties pursuant to the Agency Agreement) (disregarding for this purpose the day upon which such Meeting is to be held) and such period shall be extended by one period or, to the extent necessary, more periods of 24 hours until there is included as aforesaid all or part of a day upon which banks are open for business as aforesaid.

48 hours	Two consecutive periods of 24 hours.

2016 Notes

The €750,000,000 5.375 per cent. Guaranteed Notes due 5 December 2016 issued by the Issuer and guaranteed by the Guarantors and Lottomatica International Hungary Korlátolt Felelösségü Társaság (XS0471074822).

2018 Consent Fee	2.5 per cent. of the aggregate principal amount of 2018 Notes which are the subject of such Consent Instruction.

2020 Consent Fee	4.5 per cent. of the aggregate principal amount of 2020 Notes which are the subject of such Consent Instruction.

2018 Notes	The €500,000,000 5.375 per cent. Guaranteed Notes due 2 February 2018 issued by the Issuer and guaranteed by the Guarantors (XS0564487568).

2020 Notes	The €500,000,000 3.500 per cent. Guaranteed Notes due 5 March 2020 issued by the Issuer and guaranteed by the Guarantors (XS0860855930).

2018 Trust Deed	The trust deed dated 2 December 2010 between, inter alios, the Issuer, the Guarantors and the Trustee, as supplemented or amended from time to time.

2020 Trust Deed	The trust deed dated 5 December 2012 between, inter alios, the Issuer, the Guarantors and the Trustee, as supplemented or amended from time to time.

Business Day	A day (other than a Saturday or Sunday) on which banks are open for general business in London, Milan and, in the case of any day on which a payment is due, a day which is also a TARGET Day.

Capital Reduction

The proposed court-approved reduction of capital of Holdco under the UK Companies Act 2006, expected to be implemented following completion of the Merger, as set out in the Common Cross-Border Merger Terms (Progetto Comune di Fusione Transfrontaliera).

Capital Securities	The €750,000,000 Subordinated Interest-Deferrable Capital Securities due 2066 issued by the Issuer (Regulation S ISIN XS0254095663 and Rule 144A ISIN XS0254095747).

Clearing Systems	Clearstream, Luxembourg and Euroclear.

Clearstream, Luxembourg	Clearstream Banking, société anonyme.

Conditions	The terms and conditions of each Series of Notes.

Consent Fee

In the case of the 2018 Notes, means the 2018 Consent Fee and, in the case of the 2020 Notes, the 2020 Consent Fee, in each case to be paid (subject to satisfaction of the relevant Payment Conditions) by the Issuer, failing which the Guarantors, to Noteholders (that are not Restricted Owners) who either deliver, or procure delivery on their behalf, of a valid Consent Instruction, in the manner described in “The Consent Solicitation - Procedures for Voting” in favour of the relevant Extraordinary Resolution which is received by the Tabulation Agent by the Early Voting Deadline (and not validly revoked).

The relevant Consent Fee will be paid in two instalments as described in “The Consent Solicitation — Consent Fee”.

Consent Instruction

The electronic voting instruction that must be delivered by each Direct Participant through the relevant Clearing System to the Tabulation Agent, instructing the Principal Paying Agent to appoint the Information Agent (or its representative) as its proxy to attend the relevant Meeting on its behalf and stating that the vote(s) attributable to the Notes that are the subject of such electronic voting instruction should be cast in a particular way in relation to the relevant Extraordinary Resolution (either in favour of the Extraordinary Resolution or against the Extraordinary Resolution) and specifying whether or not such Notes are beneficially owned by a Restricted Owner.

Consent Solicitation

The solicitation by the Issuer and the Guarantors of the Noteholders of each Series to consider and, if thought fit, approve the Proposals by separate Extraordinary Resolutions pursuant to the Conditions and the relevant Trust Deed.

Early Voting Deadline

5:00 p.m. (CET) on 6 November 2014, being the deadline for Noteholders to deliver, or to procure the delivery on their behalf of, a valid Consent Instruction, in the manner described in “The Consent Solicitation - Procedures for Voting” in favour of the relevant Extraordinary Resolution in order to be eligible for the Consent Fee.

Euroclear	Euroclear Bank SA/NV.

Expiration Deadline	5:00 p.m. (CET) on 13 November 2014.

Extraordinary Resolutions

The extraordinary resolutions relating to the Proposals to be proposed at the relevant Meeting in respect of each Series, as set out in the Notice, and “Extraordinary Resolution” means any one of them as the context may require.

Final Payment Conditions

In respect of each Series, the payment of the second instalment of the Consent Fee is subject to: (a) satisfaction of the First Payment Condition; and (b) the occurrence of the Holdco Merger Effective Date.

Final Payment Date	The third Business Day after the Holdco Merger Effective Date.

First Payment Condition	In respect of each Series, the payment of the first instalment of the relevant Consent Fee is subject to the approval and passing of the relevant Extraordinary Resolution by the relevant

Noteholders.

First Payment Date	The third Business Day after the date on which the First Payment Condition is satisfied.

Form F-4	The registration statement dated 1 October 2014 relating to the Merger, filed by Holdco with the SEC pursuant to the Securities Act of 1933 (as amended).

Guarantors	GTECH Corporation, GTECH Holdings Corporation, GTECH Rhode Island LLC (the successor to GTECH Rhode Island Corporation) and Invest Games S.A.

Holdco	Georgia Worldwide PLC, incorporated under the laws of England and Wales.

Holdco Merger Effective Date	The date fixed as the effective date of the Merger by an order of the High Court of England and Wales, as the competent English authority.

IGT	International Game Technology, a Nevada corporation.

IGT Notes	The $500,000,000 7.50 per cent. Notes due 2019, the $300,000,000 5.50 per cent. Notes due 2020 and the $500,000,000 outstanding 5.35 per cent. Notes due 2023 issued by IGT.

Information Agent	Georgeson S.r.l.

Issuer	GTECH S.p.A., a società per azioni incorporated under the laws of the Republic of Italy, formerly known as Lottomatica Group S.p.A.

Meetings

In respect of each Series, the meeting of Noteholders (including any Second Meeting or Third Meeting) convened by the Notice, to be held at the relevant time specified in the Notice, to consider and, if thought fit, pass the Extraordinary Resolution in respect of the Proposals, and “Meeting” means any one of them as the context may require.

The Meetings in respect of the Notes will be held at the offices of the Issuer at Viale del Campo Boario 56/d, 00154 Rome, Italy.

Merger	Has the meaning set out in “Background to the Proposals — The Transaction” below.

Merger Agreement	The agreement and plan of merger dated 15 July 2014 among the Issuer, GTECH Corporation, Holdco, Sub and IGT, as amended.

Notice

In respect of each Series, the notice dated 23 October 2014 convening the relevant initial Meeting and specifying the dates of the Second Meeting and the Third Meeting (if required), in the form set out in “Annex - Form of Notice and Extraordinary Resolutions in respect of the Notes”.

Notes	The 2018 Notes and the 2020 Notes.

Payment Conditions	The First Payment Condition and the Final Payment Conditions.

Post Merger Amendment

The additional covenant which provides that, after the Merger and Sub Merger have completed, if and for so long as any Relevant Holdco Subsidiary (including, subsequent to completion of the Sub Merger, IGT) guarantees any other issued and outstanding debt securities of Holdco or, subsequent to completion of the Sub Merger, the IGT Notes, it will also guarantee the Notes within 30 days. The future Note guarantors will be added as Note guarantors pursuant to a supplemental trust deed to be executed and delivered by the Issuer, IGT or the Relevant Holdco Subsidiary and the Trustee in accordance with the terms of the applicable Trust Deed subject to the satisfaction of the further customary requirements of the Trustee, as further set out herein.

Principal Paying Agent	In respect of each Series, The Bank of New York Mellon (acting through its London Branch).

Proposals	Has the meaning set out in “Background to the Proposals — The Consent Solicitation and Proposals” below.

Relevant Holdco Subsidiaries

Any subsidiaries of Holdco (including subsequent to completion of the Sub Merger, IGT) which guarantee Holdco’s other debt securities and, subsequent to the completion of the Merger and Sub Merger, the IGT Notes.

Restricted Owner

Any Direct Participant, beneficial owner or other intermediary of any Series that is:

(i)                                     a person that is, or is owned or controlled by a person that is, described or designated as a “specially designated national” or “blocked person” in the most current U.S. Treasury Department list of “Specially Designated National and Blocked Persons” (which can be found at: http://sdnsearch.ofac.treas.gov/); or

(ii)                                  currently the target of, or in violation of, any sanctions under (1) the laws and regulations that have been officially published and are administered or enforced by the government of the U.S. Government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State), or any enabling legislation or executive order relating thereto; or (2) any equivalent sanctions or measures officially published and imposed by the European Union or any member states of the European Union, Her Majesty’s Treasury, the United Nations or any other relevant sanctions authority, including sanctions imposed against certain states, organisations and individuals under the European Union’s Common Foreign & Security Policy.

SEC	The United States Securities and Exchange Commission.

Second Meeting

The Meeting to be held in respect of a Series of Notes if the initial Meeting is adjourned for want of quorum. If required, the Second Meeting in respect of each Series will be held at the same time and place as the initial Meeting on 25 November 2014 as further set out in the Notice.

Series	Each of the 2018 Notes and the 2020 Notes.

Solicitation Agents	Barclays Bank PLC, Credit Suisse Securities (Europe) Limited and Société Générale.

Sub	Georgia Worldwide Corporation, a Nevada corporation and wholly owned subsidiary of Holdco.

Sub Merger	Has the meaning set out in “Background to the Proposals — The Transaction” below.

Tabulation Agent	Lucid Issuer Services Limited.

TARGET Day

A day on which the Trans-European Automated Real-time Gross Settlement Express Transfer payment system, which uses a single shared platform and which was launched on 19 November 2007, is open for the settlement of payments in euro.

Third Meeting

The Meeting to be held in respect of a Series of Notes if the Second Meeting is adjourned for want of quorum. If required, the Third Meeting in respect of each Series will be held at the same time and place as the initial Meeting on 26 November 2014 as further set out in the Notice.

Transaction	Has the meaning set out in “Background to the Proposals — The Transaction” below.

Trust Deed	Means in relation to the 2018 Notes, the 2018 Trust Deed and in relation to the 2020 Notes, the 2020 Trust Deed.

Trustee	BNY Mellon Corporate Trustee Services Limited.

U.S.	Means the United States of America.

Voting Certificate	“Voting Certificate” as defined in Schedule 3 of the relevant Trust Deed.

Capitalised terms used but not otherwise defined in this Consent Solicitation Memorandum shall have the meanings given to them in the relevant Conditions or the relevant Trust Deed.

INDICATIVE SOLICITATION TIMETABLE

This timetable is subject to change and dates and times may be extended or changed by the Issuer and the Guarantors in accordance with the terms of the Consent Solicitation, as described in this Consent Solicitation Memorandum. Accordingly, the actual timetable may differ significantly from the timetable below.

Event	Date and Time

Announcement of Consent Solicitation and Proposals	23 October 2014.

Notice published as described in “The Consent Solicitation — Notices”.

Early Voting Deadline

Deadline for Noteholders to deliver or procure delivery on their behalf to the Tabulation Agent through the Clearing Systems of a Consent Instruction in favour of the relevant Extraordinary Resolution in order to be eligible for the Consent Fee.

5:00 p.m. (CET) on 6 November 2014.

Expiration Deadline

Deadline for Noteholders to deliver through the Clearing Systems or procure delivery on their behalf to the Tabulation Agent of a Consent Instruction in respect of the relevant Extraordinary Resolution in order to participate in the Consent Solicitation.

5:00 p.m. (CET) on 13 November 2014.

Deadline for requesting Voting Certificates and voting outside the terms of the Consent Solicitation

In relation to any Meeting, the latest time for:

(i) requesting a Voting Certificate from the Principal Paying Agent to attend and vote at the relevant Meeting in person or through a representative; or

(ii) contacting the Tabulation Agent to submit a vote outside the terms of the Consent Solicitation.

In respect of the 2018 Notes, 3.00 p.m. (CET) on (i) 19 November 2014 in respect of the initial Meeting, (ii) 20 November 2014 in respect of any Second Meeting, and (iii) 21 November 2014 in respect of any Third Meeting.

In respect of the 2020 Notes, 5.00 p.m. (CET) on (i) 19 November 2014 in respect of the relevant initial Meeting, (ii) 20 November 2014 in respect of any Second Meeting, and (iii) 21 November 2014 in respect of any Third Meeting.

Meetings Time and date of the Meetings.

Initial Meeting

3.00 p.m. (CET) on 24 November 2014 in respect of the 2018 Notes and 5.00 p.m. (CET) on 24 November 2014 in respect of the 2020 Notes.

Second Meeting

3.00 p.m. (CET) on 25 November 2014 in respect of the 2018 Notes and 5.00

p.m. (CET) on 25 November 2014 in respect of the 2020 Notes.

Third Meeting 3.00 p.m. (CET) on 26 November 2014 in respect of the 2018 Notes and 5.00 p.m. (CET) on 26 November 2014 in respect of the 2020 Notes.

Announcement and publication of results of Meetings

Announcement of the results of the Meetings.

As soon as reasonably practicable after each Meeting (or any Second Meeting or Third Meeting) has concluded and the result of the voting on any resolution is known, and in any event no later than five days after the date of such Meeting.

First Payment Date

The date on which the first instalment of the Consent Fee will be paid if the First Payment Condition is satisfied.	The third Business Day after the date on which the First Payment Condition is satisfied.

Final Payment Date

The date on which the second instalment of the Consent Fee will be paid if the Final Payment Conditions are satisfied.	The third Business Day after the date on which the Final Payment Conditions are satisfied.

The relevant times and dates for any Second Meeting or Third Meeting are also set out in the Notice.

Noteholders are advised to check with any broker, dealer, commercial bank, custodian, trust company, accountholder or other nominee or trustee through which they hold Notes whether such broker, dealer, commercial bank, custodian, trust company, accountholder or other nominee or trustee would require receiving any notice or instructions prior to the deadlines set out above.

Unless stated otherwise, announcements will be made: (i) by the issue of a press release to a recognised financial news service or services (e.g. Reuters/Bloomberg) as elected by the Issuer or (ii) by delivery of notices to the Clearing Systems for communication to Direct Participants, and (iii) through the website of the Luxembourg Stock Exchange (www.bourse.lu). The Notice of the Meetings will also be published in Italian and English on the website of the Issuer (www.gtech.com) and a notice convening the Meetings will also be published in Italian in Il Sole 24Ore in accordance with the requirements of Italian law.

Copies of all such announcements, notices and press releases can also be obtained from the Tabulation Agent and the Information Agent, the contact details for each of which appear on the last page of this Consent Solicitation Memorandum. Significant delays may be experienced where notices are delivered to the Clearing Systems and Noteholders are urged to contact the Tabulation Agent for the relevant announcements during the course of the Consent Solicitation. In addition, Noteholders may contact the Solicitation Agents for information on the telephone numbers and emails addresses on the last page of this Consent Solicitation Memorandum.

INFORMATION ABOUT THE COMPANIES

The Consent Solicitation is being made in connection with the Transaction. The following summary highlights selected information about the Issuer and the other entities that will effect elements of the Transaction.

GTECH S.p.A.

The Issuer is a corporation (società per azioni) incorporated under the laws of Italy.  The predecessor of the Issuer was founded in 1990 as a consortium organized under the laws of Italy and later converted into a corporation.  The Issuer is one of the leading gaming operators in the world based on total wagers and, through its subsidiaries, including GTECH Corporation, is a leading B2B provider of lottery and gaming technology solutions and services worldwide.  The Issuer’s goal is to be the leading commercial operator and provider of technology in the regulated worldwide gaming markets by delivering market leading products and services with a steadfast commitment to integrity, responsibility and growth.  The Issuer is listed on the Italian Stock Exchange under the trading symbol “GTK” and has a Sponsored Level 1 American Depositary Receipt program listed on the United States over the counter market under the trading symbol “GTKYY”.  The Issuer provides business-to-consumer and business-to-business products and services to customers in approximately 100 countries worldwide on six continents and had 8,586 employees at June 30, 2014.  The principal executive offices of the Issuer are located at Viale del Campo Boario 56/d, 00154 Roma, Italy and its telephone number at that address is +39 06 51 899 1.

International Game Technology

IGT is a global gaming company specializing in the design, development, manufacture, and marketing of casino-style gaming equipment, systems technology, and game content across multiple platforms land-based, online real-money and social gaming. IGT is a leading supplier of gaming entertainment products worldwide and provides a diverse offering of quality products and services at competitive prices, designed to enhance the gaming player experience.

IGT was incorporated in Nevada in December 1980 to facilitate its initial public offering in 1981.  Principally serving the U.S. gaming markets when founded, IGT expanded into jurisdictions outside the US beginning in 1986.  The principal executive offices of IGT are located at 6355 South Buffalo Drive, Las Vegas, Nevada 89113 and its telephone number at that address is +1 (702) 669-7777.

Georgia Worldwide PLC

Holdco is a public limited company organized under the laws of England and Wales.  Holdco was incorporated on 11 July 2014 for the purpose of effecting the Merger as a private limited liability company under the name Georgia Worldwide Limited.  On 16 September 2014, Holdco was re-registered as a public limited company under the name Georgia Worldwide PLC.  Holdco has not conducted any business operations other than that incidental to its formation and in connection with the transactions contemplated by the Merger Agreement.  Following the Merger, it is expected that Holdco ordinary shares will be listed on the NYSE.  The principal executive offices of Georgia Worldwide PLC are located at 11 Old Jewry, 6th Floor, London, EC2R 8DU, United Kingdom and its telephone number at that address is +44 (0) 203 131 0300.  Georgia Worldwide PLC’s registered agent is Elain Corporate Services (UK) Limited, 11 Old Jewry, 6th Floor, London, EC2R 8DU, United Kingdom and its telephone number is +44 (0) 207 160 5000.

Further information about the Merger can be found in the section headed ‘“Background to the Proposals”   and “Documents Incorporated by Reference”.

PRE AND POST GROUP STRUCTURE

The following diagrams illustrate in simplified terms the current structure of the Issuer and IGT and the expected structure of Holdco following the completion of the Merger and Sub Merger.

Pre-Transaction Structure

Post-Transaction Structure

BACKGROUND TO THE PROPOSALS

The Transaction

On 15 July 2014, the Issuer entered into the Merger Agreement with IGT to acquire IGT through the formation of Holdco, a new holding company incorporated under the laws of England and Wales named Georgia Worldwide PLC.  The acquisition of IGT will be effected by (i) the merger of the Issuer with and into Holdco (the “Merger”), pursuant to which each issued and outstanding ordinary share of the Issuer, par value €1.00, will be converted into the right to receive one ordinary share of Holdco, nominal value US$0.10 (“Holdco ordinary shares”), the Merger being more fully described in the Common Cross-Border Merger Terms (Progetto Comune di Fusione Transfrontaliera); and (ii) immediately thereafter, the merger of Sub with and into IGT (the “Sub Merger”), with IGT surviving as a wholly-owned subsidiary of Holdco, in each case subject to the terms and conditions of the Merger Agreement.

In connection with the Merger, the Issuer intends that certain steps will be taken, including (i) the transfer by the Issuer of all or part of its assets and liabilities relating to its Italian businesses (including the Lotto concession but excluding the equity interest in its subsidiaries) to a new Italian subsidiary; (ii) the transfer by the Issuer of its equity interest in its existing Italian subsidiaries to an additional new Italian subsidiary; (iii) the merger of Invest Games S.A. with IGT, which will result in Invest Games S.A. ceasing to exist; and (iv) the Capital Reduction (as described below), these steps (i) to (iv), together with the Merger, are referred to herein as the “Transaction”.

The Merger is a cross-border merger within the meaning of EU Directive 2005/56/EC of the European Parliament and Council of 26 October 2005 on cross-border Merger of limited liability companies, implemented in the United Kingdom by the Companies (Cross-Border Merger) Regulations 2007, as amended (the “UK Regulations”) and in Italy by the Italian Legislative Decree of 30 May 2008, no. 108 (the “Decree 108/08”). The Common Cross-Border Merger Terms (Progetto Comune di Fusione Transfrontaliera) have been prepared by the administrative bodies of each of Holdco and the Issuer in order to execute the Merger within the terms of the UK Regulations and the Decree 108/08. The following summary of the key effects of the Merger has been taken from this document, which Noteholders should consult (and which is available for inspection as described in “Documents Incorporated by Reference” below) for the full details of the key steps and effects of the Merger.

Summary of the Key Effects of the Merger

On the Holdco Merger Effective Date and by virtue of the Merger:

(a)                              all of the assets and liabilities of the Issuer will be transferred to Holdco;

(b)                              the Issuer will be dissolved without going into liquidation;

(c)                               the Issuer’s shareholders will become shareholders of Holdco on the terms and subject to the conditions set out in the Common Cross-Border Merger Terms (Progetto Comune di Fusione Transfrontaliera);

(d)                              all legal proceedings pending, if any, by or against the Issuer will be continued with the substitution of Holdco for the Issuer as a party;

(e)                               every contract, agreement or instrument to which the Issuer is a party shall, notwithstanding anything to the contrary contained in that contract, agreement or instrument, be construed and have effect as if (i) Holdco had been a party thereto instead of the Issuer; (ii) for any reference (however worded and whether express or implied) to the Issuer there were substituted a reference to Holdco; and (iii) any reference (however worded and whether express or implied) to the directors, officers, representatives or employees of the Issuer, or any of them, were, respectively, a reference to the directors, officers, representatives or employees of Holdco or to such director, officer, representative or employee of Holdco as Holdco nominates for that purpose or, in default of nomination, to the director, officer, representative or employee of Holdco who corresponds as nearly as may be to the first-mentioned director, officer, representative or employee;

(f)                                every contract, agreement or instrument to which the Issuer is a party will become a contract, agreement or instrument between Holdco and the counterparty with the same rights, and subject to the same obligations, liabilities and incidents (including rights of set-off), as would have been applicable thereto if that contract, agreement or instrument had continued in force between the Issuer and the counterparty, and any money due and owing (or payable) by or to the Issuer under or by virtue of any such contract, agreement or instrument shall become due and owing (or payable) by or to Holdco instead of the Issuer;

(g)                               any offer made to or by Issuer before the Holdco Merger Effective Date will be construed and have effect, respectively, as an offer made to or by Holdco; and

(h)                              the powers of attorney issued by the Issuer shall remain valid and in force unless they are expressly revoked by Holdco.

The Capital Reduction

Following completion of the Merger, since Holdco will not otherwise have any distributable reserves, it is intended that Holdco will capitalise the merger reserve created as a result of the Merger and implement a parallel court-approved reduction of that capital in order to create a distributable reserve of an equivalent amount to facilitate the payment of possible future distributions. The Capital Reduction shall not oblige Holdco to distribute or otherwise make any payment to Holdco shareholders.

Description of Capitalisation of Holdco post the Transaction

The Transaction and related costs incurred by the Issuer as well as the backstop of existing notes and drawn credit facilities of both the Issuer and IGT are financed through a 364-day committed senior bridge term loan credit facility entered into by the Issuer on 15 July 2014 in an aggregate principal amount of up to approximately US$10.7bn. The facility is expected to be refinanced principally through the issuance of euro and U.S dollar denominated bonds, and can be extended by up to 18 months. The pro forma capitalisation of Holdco post-closing of the Transaction will depend on, amongst other factors, the outcome of the withdrawal rights of the Issuer’s shareholders under Italian Law and whether or not the Issuer and IGT redeem certain outstanding debt obligations prior to the closing of the Transaction.

The expected leverage of Holdco at closing of the Transaction has previously been announced by the Issuer at 4.5x to 4.9x net debt / EBITDA excluding synergies (assuming 0 per cent. and 20 per cent. exercise of Issuer shareholder withdrawal rights respectively; assuming full redemption of outstanding debt securities of the Issuer including payment of applicable redemption premia and full repurchase of outstanding debt securities of IGT at a 101 per cent. change of control premium; assuming a 31 December 2014 closing of the Transaction; and on the basis that expected EBITDA is based on actual results through end of March 2014 and the Issuer’s estimates for future periods), with synergy run rates expected to reduce such expected leverage of Holdco by 0.5x to 0.6x. There can be no assurance that some or all of these assumptions will be accurate.

Since the announcement of the Transaction, the successful consent solicitation by IGT in respect of the $500,000,000 7.50 per cent. Notes due 2019 issued by IGT ensures that these notes can remain outstanding and will not be redeemed. Additionally, the Issuer has confirmed its intention to exercise the call option provided for in the terms and conditions of the 2016 Notes. The exercise of such call option will be the subject of a notification in due course. The Capital Securities do not require the consent of the holders of such Capital Securities in connection with the Transaction.

The Issuer expects to approve its 30 September 2014 financial statements on 10 November 2014 and such financial statements will be made available on the Issuer’s website (www.gtech.com).

Certain Conditions to the Completion of the Merger and Sub Merger; Termination Rights

There is no guarantee that the conditions precedent to the Merger and Sub Merger will be fulfilled and that either the Merger or Sub Merger will be completed. The obligations of the Issuer and IGT to complete the Merger and Sub Merger are subject to satisfaction or waiver (if permitted) of a number of conditions, including, among other conditions, (i)  the Issuer and IGT obtaining shareholder approvals, (ii) receipt of certain antitrust approvals, (iii) receipt of certain gaming regulatory approvals, (iv) effectiveness of the registration statement for the Holdco ordinary shares, (v) NYSE listing approval for the Holdco ordinary shares, (vi) the expiration or early termination of a 60-day Issuer creditor opposition period, (viii) the absence of any order prohibiting or restraining the Merger or Sub Merger, (ix) subject to certain materiality exceptions, the accuracy of each party’s representations and warranties in the Merger Agreement and performance by each party of their respective obligations under the Merger Agreement,

(x) the receipt of a merger order from the High Court of England and Wales and (xi) in the case of IGT’s obligation to close the Sub Merger, IGT’s receipt of certain tax opinions.

In addition, if each of the Merger and Sub Merger is not completed on or before 15 July 2015 (subject to certain extension rights), either the Issuer or IGT may choose not to proceed with the Merger or Sub Merger (as applicable). The Issuer may also terminate the Merger Agreement under certain circumstances, including among others, (i) if the Issuer’s shareholders exercise rescission rights under Italian law in respect of more than 20 per cent. of the Issuer’s ordinary shares outstanding as of the date of the Merger Agreement, (ii) if Holdco would, as a result of a change in applicable law, be treated as a domestic corporation for U.S. federal income tax purposes as of or after the completion of the Merger or Sub Merger (as applicable) or (iii) if the special voting shares provided for by Holdco’s Articles of Association cannot be implemented under certain circumstances. IGT may also terminate the Merger Agreement under certain circumstances including, among others in order to enter into an agreement with respect to a proposal that is determined by IGT’s board of directors to be superior to the Merger Agreement, subject to the terms and conditions of the Merger Agreement (including an opportunity for the Issuer to match any such proposal).

Effect of the Transactions on the Notes

Events of Default

Certain Events of Default (as defined in the Conditions of each Series of Notes) may be triggered by the steps contemplated in connection with the Merger. In particular:

•                  the Issuer or Invest Games S.A. could be considered to have ceased, or threatened to cease, to carry on all or a substantial part of its business as provided in Condition 8(f) (Insolvency, etc.) and Condition 8(h) (Analogous event);

•                  the Issuer or Invest Games S.A. may be considered to have been dissolved as provided in Condition 8(g) (Winding up, etc.) and Condition 8(h) (Analogous event); and

•                  the Guarantee by Invest Games S.A. may be considered not to be in full force and effect as provided in Condition 8(k) (Guarantee) (it is intended that the Notes, will however, have the benefit of a guarantee, in equivalent form, from IGT — see “Post Merger Amendment Not Requiring the Consent of Noteholders” below).

Put Event

A Put Event (as defined in the Conditions of each Series of Notes) may occur as a result of the Merger or certain steps to be taken in connection with the Transaction. In order for a Put Event to occur, the circumstances provided in Condition 5(c) (Redemption at the option of Noteholders) would need to arise, which include a disposal of all or substantially all of the assets of the Issuer and its subsidiaries taken as a whole.

All of the assets and liabilities of the Issuer will be transferred to Holdco as part of the Merger, which could be considered to be a Disposal Event (as defined in Condition 5(c)(i)(C) (Redemption at the option of Noteholders — Disposal of assets)) and may result in a Put Event occurring.

A Put Event will only arise in the circumstances described above, if the Disposal Event is followed by a relevant ratings downgrade or withdrawal of rating that is stated by the relevant rating agency to occur in connection with the occurrence of the Disposal Event.

The Consent Solicitation and Proposals

The Issuer and the Guarantors are seeking the consent of Noteholders to the Proposals, inter alia, to:

(i)                                 approve the Transaction generally and also in accordance with, and for the purposes of, Article 2503-bis of the Italian Civil Code (which Article provides that each Noteholder may oppose the Merger involving the Issuer unless a Noteholders’ meeting has approved such Merger) and any other applicable statutory or court creditor process;

(ii)                               agree that no Put Event (as defined in the relevant Conditions) will be deemed to occur as a result of, or in connection with, the Transaction; and

(iii)                            waive any and all Events of Default, Potential Events of Default (as such terms are defined in the relevant Trust Deed) and any other breach of the Conditions of the Notes or the relevant Trust Deed that have been, are or may be, within the period of twelve months from the passing of the relevant Extraordinary Resolution, triggered by or in connection with the Transaction (together, the “Proposals”).

The Proposals are not conditions to the completion of the Merger. If the Proposals in respect of a Series of Notes are not approved, the Merger can still be completed and the Issuer intends to exercise the call option provided for in the terms of such Series of the Notes.

Post Merger Amendment Not Requiring the Consent of Noteholders

Whether or not the Proposals are approved, after the Merger and Sub Merger have completed, the Issuer and the Trustee will effect the Post Merger Amendment to each of the Trust Deeds with the consent of the Trustee but without the prior consent of the Noteholders, provided that the Trustee shall not be obliged to accept any additional or more onerous liability as a result thereof (including as a result of the jurisdiction of any new guarantor or otherwise) and subject to satisfaction of any applicable “know your customer” checks or other customary conditions that the Trustee may require. The Post Merger Amendment will add a covenant to each of the Trust Deeds relating to the addition of future guarantors of the Notes. The purpose of this Post Merger Amendment is to provide Noteholders with the assurance that the Notes will be guaranteed by the same Holdco subsidiaries (including, subsequent to completion of the Sub Merger, IGT) which guarantee Holdco’s other debt securities and, subsequent to completion of the Sub Merger, the IGT Notes, if any.

THE CONSENT SOLICITATION

1.                                   General

On the terms and subject to the conditions contained in this Consent Solicitation Memorandum, the Issuer and the Guarantors are soliciting the approval of the Proposals by Noteholders of each relevant Series by way of separate Extraordinary Resolutions pursuant to the Conditions and the Trust Deed of each Series.

The failure of any person to receive a copy of this Consent Solicitation Memorandum or any notice issued by the Issuer or any Guarantor in connection with the Consent Solicitation shall not invalidate any aspect of the Consent Solicitation.

No acknowledgement of receipt of any Consent Instruction or other documents will be given by any of the Issuer, the Guarantors, the Solicitation Agents, the Principal Paying Agent, the Information Agent or the Tabulation Agent.

2.                                   Description of the Proposals

The Issuer and the Guarantors are seeking the consent of Noteholders to the Proposals, being to:

(i)                                  approve the Transaction generally and also in accordance with, and for the purposes of, Article 2503-bis of the Italian Civil Code (which Article provides that each Noteholder may oppose the Merger involving the Issuer unless a Noteholders’ meeting has approved such Merger) and any other applicable statutory or court creditor process;

(ii)                               agree that no Put Event (as defined in the relevant Conditions) will be deemed to occur as a result of, or in connection with, the Transaction; and

(iii)                            waive any and all Events of Default, Potential Events of Default (as such terms are defined in the relevant Trust Deed) and any other breach of the Conditions of the Notes or the relevant Trust Deed that have been, are or may be, within the period of twelve months from the passing of the relevant Extraordinary Resolution, triggered by or in connection with the Transaction

If the Proposals are not approved by Noteholders of a Series, the Issuer intends to exercise the call option provided for in the terms of the Notes of that Series.

The Issuer intends to exercise the call option provided for in the terms and conditions of the 2016 Notes. The exercise of such call option will be the subject of a notification in due course. The Capital Securities do not require the consent of the holders of such Capital Securities in connection with the Transaction.

The Proposals in respect of each Series are independent and the Extraordinary Resolutions are not conditional on the approval of the Extraordinary Resolution in respect of the other Series. As such, the Proposals in respect of each Series will be effective if the relevant Extraordinary Resolution is approved, whether or not the Extraordinary Resolution in respect of the other Series (or any other extraordinary resolution by the holders of any other securities of the Issuer) is also approved.

3.                                   Consent Fee

Subject to satisfaction of the Payment Conditions, Noteholders who either deliver, or procure delivery on their behalf, of a valid Consent Instruction, in the manner described in “The Consent Solicitation - Procedures for Voting” in favour of the relevant Extraordinary Resolution (which is not validly revoked) will be eligible to receive, in the case of the 2018 Notes, the Consent Fee of 2.5 per cent. of the aggregate principal amount of Notes which are the subject of such Consent Instruction and, in the case of the 2020 Notes, the Consent Fee of 4.5 per cent. of the aggregate principal amount of Notes which are the subject of such Consent Instruction, in each case if such Consent Instruction is received by the Tabulation Agent by the Early Voting Deadline.

No Consent Fee will be payable to Noteholders voting in favour of the relevant Extraordinary Resolution after the Early Voting Deadline, attending and voting at the Meeting(s) in person or through a representative, voting against the relevant Extraordinary Resolution or abstaining from voting or to any Noteholder that validly revokes its Consent Instruction.

In the case of the 2018 Notes, the 2018 Consent Fee will be paid in two instalments, on the First Payment Date and the Final Payment Date, respectively, if the relevant Payment Conditions are satisfied, as follows:

(a)                              0.5 per cent. of the aggregate principal amount of Notes which are the subject of a Consent Instruction in favour of the relevant Extraordinary Resolution will be payable on the First Payment Date, if the First Payment Condition is satisfied; and

(b)                              2.0 per cent. of the aggregate principal amount of Notes which are the subject of a Consent Instruction in favour of the relevant Extraordinary Resolution will be payable on the Final Payment Date, if the Final Payment Conditions are satisfied.

In the case of the 2020 Notes, the 2020 Consent Fee will be paid in two instalments, on the First Payment Date and the Final Payment Date, respectively, if the relevant Payment Conditions are satisfied, as follows:

(a)                              0.5 per cent. of the aggregate principal amount of Notes which are the subject of a Consent Instruction in favour of the relevant Extraordinary Resolution will be payable on the First Payment Date, if the First Payment Condition is satisfied; and

(b)                              4.0 per cent. of the aggregate principal amount of Notes which are the subject of a Consent Instruction in favour of the relevant Extraordinary Resolution will be payable on the Final Payment Date, if the Final Payment Conditions are satisfied.

The Issuer will at any time have the discretion to accept any Consent Instructions which would otherwise be invalid or, in the sole opinion of the Issuer, may otherwise be invalid.

The Issuer may reject Consent Instructions which it considers in its sole discretion not to have been validly submitted in the Consent Solicitation and the Issuer is under no obligation to the Noteholders to furnish any reason or justification for refusing to accept such Consent Instructions.  For example, Consent Instructions may be rejected and not accepted if any such Consent Instructions do not comply with the requirements of a particular jurisdiction or if it is determined that a Noteholder’s participation in the Consent Solicitation would not be permitted under the laws of its jurisdiction of residence or domicile. In such cases no Consent Fee will be payable to such Noteholders.

No Consent Fee will be payable to any Noteholder or beneficial owner of the Notes that is a Restricted Owner and no provision of any document or agreement relating to the Consent Solicitation shall entitle any Restricted  Owner to payment of any amount in respect of any Consent Fee.

4.                                   Notices

Notices throughout the Consent Solicitation will be published: (i) by the issue of a press release to a recognised financial news service or services (e.g. Reuters/Bloomberg) as elected by the Issuer or (ii) by delivery of notices to the Clearing Systems for communication to Direct Participants, and (iii) through the website of the Luxembourg Stock Exchange (www.bourse.lu). The Notice of the Meetings will also be published in Italian and English on the website of the Issuer (www.gtech.com) and a notice convening the Meetings will also be published in Italian in Il Sole 24Ore in accordance with the requirements of Italian law.

5.                                   The Meetings

The initial Meeting in respect of the 2018 Notes will start at 3.00 p.m. (CET) on 24 November 2014, and the Meeting in respect of the 2020 Notes will start at 5.00 p.m. (CET) on 24 November 2014, in each case at the offices of the Issuer at Viale del Campo Boario 56/d, 00154 Rome, Italy.

If within fifteen minutes after the commencement of the initial Meeting of each Series a quorum is not present, then the initial Meeting shall be adjourned and the adjourned initial Meeting in respect of each

Series shall be held on 25 November 2014 at the same time and location (the “Second Meeting”) and if within fifteen minutes after the commencement of the Second Meeting of each Series a quorum is not present, then the Second Meeting shall be adjourned and the adjourned Second Meeting in respect of each Series shall be held on 26 November 2014 at the same time and location (the “Third Meeting”).

The quorum required for the initial Meetings of the Noteholders is one or more persons present holding Voting Certificates or being proxies or representatives and holding or representing at least one half of the aggregate principal amount of the Notes of the relevant Series for the time being outstanding (as defined in the relevant Trust Deed).

In the event that such quorum is not obtained at any such initial Meeting in respect of each Series of Noteholders, the Meeting shall stand adjourned until the Second Meeting. At any Second Meeting, the quorum shall be more than one third of the aggregate principal amount of the outstanding Notes. In the event that such quorum is not obtained at any such Second Meeting, the Meeting shall stand adjourned until the Third Meeting. At any Third Meeting, the quorum shall be at least one fifth of the aggregate principal amount of the outstanding Notes.

The majority required to pass the Extraordinary Resolution (including at any Meeting convened following adjournment of the previous Meeting for want of quorum) will be one or more persons holding or representing at least two thirds of the aggregate principal amount of the Notes represented at the Meeting.

If passed, the Extraordinary Resolution shall be binding on all Noteholders of the relevant Series, whether present or not at the relevant Meeting at which it is passed and whether or not voting.

Noteholders should refer to the Notice for full details of the procedures in relation to the relevant Meeting.

In order to be valid Consent Instructions, in relation to the 2018 Notes must be submitted in multiples of €50,000 and, in relation to the 2020 Notes, must be submitted in multiples of €100,000.

6.                                   Procedures for Voting

On or after the date of this Consent Solicitation Memorandum, a Noteholder may vote in relation to the Consent Solicitation by submitting a Consent Instruction in accordance with this section “- Procedures for Voting”.  Consent Instructions must be delivered to the Tabulation Agent via the relevant Clearing System by Direct Participants in accordance with the requirements of such Clearing System.

Only Noteholders who, at the Expiration Deadline, own beneficial interests in the Notes through their account with the Clearing Systems, as certified by the Clearing Systems on the basis of their internal records, are entitled to participate in the Consent Solicitation. Persons becoming Noteholders after the Expiration Deadline cannot participate in the Consent Solicitation.

The Trust Deeds allow Noteholders to vote up to two Local Business Days prior to the Meeting; however, Noteholders wishing to vote after the Expiration Deadline must contact the Tabulation Agent for further instructions. Such late instructions, if validly submitted in accordance with the Tabulation Agent’s requirements, will be counted.

Noteholders who wish to attend and vote in person, or otherwise be represented, at the relevant Meeting (or any Second Meeting or Third Meeting) should indicate that they wish to be issued with a Voting Certificate by submitting an instruction to this effect to the Tabulation Agent via the relevant Clearing System.

Consent Instructions in favour of the Extraordinary Resolution must be received by the Tabulation Agent by the Early Voting Deadline in order to be eligible for the Consent Fee or by the Expiration Deadline (whether in favour of the Extraordinary Resolution or against the Extraordinary Resolution) (see “Indicative Solicitation Timetable”), taking into account the deadlines set by Clearing Systems and any intermediary through which a Noteholder may hold Notes.

Noteholders may contact the Tabulation Agent via email or at its telephone number provided on the last page of this Consent Solicitation Memorandum if they require assistance or information in relation to the procedures for submitting Consent Instructions or requesting Voting Certificates.

A Voting Certificate or Consent Instruction shall be valid until the end of the relevant initial Meeting, or any Second Meeting or Third Meeting. A Voting Certificate and a Consent Instruction cannot be outstanding simultaneously in respect of the same Note.

Only Direct Participants may submit a Consent Instruction. If you are not a Direct Participant you must arrange for the Direct Participant through which you hold Notes to submit a Consent Instruction on your behalf to the Tabulation Agent through the relevant Clearing System.

Noteholders whose Notes are held in the name of a broker, dealer, commercial bank, custodian, trust company, accountant or other nominee or trustee should contact such entity sufficiently in advance of the Early Voting Deadline or the Expiration Deadline if they wish to vote and procure that the Notes are blocked in accordance with the standard procedures of the relevant Clearing System and the deadlines imposed by such Clearing System.

Noteholders are advised to check with any broker, dealer, commercial bank, custodian, trust company, accountholder or other nominee or trustee through which they hold Notes whether such broker, dealer, commercial bank, custodian, trust company, accountholder or other nominee or trustee would require receiving any notice or instructions prior to the deadlines set out in “Indicative Solicitation Timetable”.

The Consent Solicitation is not extended to any Noteholder whose participation in the Consent Solicitation would violate the laws of its jurisdiction of residence or domicile.

All questions as to the form of documents and validity, eligibility (including time of receipt) and acceptance of Consent Instructions will be determined by the Issuer in its sole discretion, and such determination will be final and binding. The Issuer and the Guarantors reserve the absolute right to reject any or all Consent Instructions which they determine are not in proper form or which may, upon the advice of the Issuer’s and the Guarantors’ legal counsel, be unlawful, including, without limitation, if it is determined that a Noteholder’s participation in the Consent Solicitation would not be permitted under the laws of its jurisdiction of residence or domicile. The Issuer and the Guarantors also reserve the absolute right to waive any defect, irregularity or delay with regard to any of the Consent Instructions. The Issuer and the Guarantors also reserve the absolute right to waive any such defect, irregularity or delay as to particular Consent Instructions, whether or not it elects to waive similar defects, irregularities or any delay in the case of other Consent Instructions. Any defect, irregularity or delay must be cured within such time as the Issuer determines, unless waived by it.  Consent Instructions in the Consent Solicitation will be deemed not to have been made until such defects, irregularities or delays have been cured or waived. None of the Issuer, the Guarantors, the Solicitation Agents, the Trustee, the Principal Paying Agent, the Tabulation Agent and the Information Agent shall be under any duty to give notice to Noteholders of any defects, irregularities or delays in any Consent Instructions, nor shall any of them incur any liability for failure to give such notice.

Restrictions on Transfer and Revocation

The receipt of a Consent Instruction by the relevant Clearing System will be acknowledged in accordance with the standard practices of such Clearing System and will result in the blocking of the Notes in the relevant Clearing System so that no transfer may be effected in relation to such Notes. Noteholders must take the appropriate steps through the relevant Clearing System so that no transfers or other action may be effected in relation to such blocked Notes at any time after the date of submission of such Consent Instruction, in accordance with the requirements of the relevant Clearing System and the deadlines required by such Clearing System. By blocking such Notes in the relevant Clearing System, each Noteholder will be deemed to consent to have the relevant Clearing System provide details concerning such Noteholder’s identity to the Tabulation Agent, the Solicitation Agents and the Issuer.

Consent Instructions submitted in the Consent Solicitation by a Noteholder, or the relevant Direct Participant on its behalf, may only be revoked by that Noteholder, or the relevant Direct Participant on its behalf, by submitting valid revocation instructions to the Tabulation Agent through the relevant Clearing System. To be valid, such revocation instruction must specify the Notes to which the original Consent Instruction related, the securities account in which such Notes are credited and any other information required by the Tabulation Agent. Any such revocation instruction will only be valid if received by the Tabulation Agent through the relevant Clearing System by the end of the second trading day (on the Euro MTF Market) prior to the date set for any Meeting.

Acknowledgements, Agreements, Representations, Warranties and Undertakings

By submitting a valid Consent Instruction to the Tabulation Agent through the relevant Clearing System, the Noteholder and any Direct Participant submitting such Consent Instruction on such Noteholder’s behalf shall be deemed to agree, acknowledge, represent, warrant and undertake to the Issuer, the Guarantors, the Solicitation Agents, the Trustee, the Principal Paying Agent, the Information Agent and the Tabulation Agent the following on each of the Early Voting Deadline or the Expiration Deadline, the date of the relevant Meeting, the First Payment Date and the Final Payment Date (if the Noteholder or the Direct Participant is unable to give these acknowledgements, agreements, representations, warranties and undertakings, such Noteholder or Direct Participant should contact the Solicitation Agents immediately):

(a)                              it has received and reviewed and accepts the terms, conditions, risk factors and other considerations of the Consent Solicitation and the relevant Extraordinary Resolution, all as described in this Consent Solicitation Memorandum, including all the information incorporated by reference in this Consent Solicitation Memorandum;

(b)                              by blocking the Notes in the relevant Clearing System, it will be deemed to consent to have such Clearing System provide details concerning the Direct Participant’s identity to the Tabulation Agent, the Solicitation Agents and the Issuer;

(c)                               it instructs the Principal Paying Agent to appoint one or more representatives of the Information Agent as its proxy to vote in favour of or against the relevant Extraordinary Resolution in accordance with its directions in respect of all of the Notes in its account blocked in the relevant Clearing System;

(d)                              all authority conferred or agreed to be conferred pursuant to these acknowledgements, agreements, representations, warranties and undertakings, and all of its obligations thereunder, shall be binding upon its successors, assigns, heirs, executors, trustees in bankruptcy and legal representatives, and shall not be affected by, and shall survive, its death or incapacity;

(e)                               no information has been provided to it by the Issuer, the Guarantors, the Solicitation Agents, the Trustee, the Principal Paying Agent, the Tabulation Agent or the Information Agent, or any of their respective directors, officers, employees, affiliates or agents, with regard to the financial, legal or tax consequences for Noteholders arising from the Consent Solicitation and the receipt of the Consent Fee, and it acknowledges that it is solely liable for any taxes and similar or related payments imposed on it under the laws of any applicable jurisdiction as a result of the Consent Solicitation and agrees that it will not and does not have any right of recourse (whether by way of reimbursement, indemnity or otherwise) against the Issuer, the Guarantors, the Solicitation Agents, the Trustee, the Principal Paying Agent, the Information Agent, the Tabulation Agent or any of their respective directors, officers, employees, affiliates or agents, or any other person in respect of such taxes and payments;

(f)                                it is not a person to whom it is unlawful to make the Proposals pursuant to the Consent Solicitation under applicable securities laws and it is permitted under the laws of its jurisdiction of residence and domicile to participate in the Consent Solicitation;

(g)                               it holds and will hold, until the earliest of (i) the date on which the relevant Consent Instruction is validly revoked in accordance with the terms of this Consent Solicitation Memorandum; (ii) the conclusion of the relevant Meeting (or, if applicable, any adjournment of such Meeting); and (iii) the date on which the Consent Solicitation is terminated by the Issuer (provided that such termination is more than 48 hours before the time set for the relevant Meeting), the relevant Notes blocked in the relevant Clearing System and, in accordance with the requirements of such Clearing System and by the deadline required by such Clearing System, it has submitted, or has caused to be submitted, an instruction to such Clearing System to authorise the blocking of the Notes and with effect on and from the date thereof no transfers of such Notes may be effected; and

(h)                              it is not a Restricted Owner or, where it is a Restricted Owner, that it has identified itself as such in the Consent Instruction and acknowledges and agrees that it shall have no right to payment of any Consent Fee and shall not make any claim in respect thereof.

Validity of Consent Instructions for adjourned meetings

Any Consent Instruction received by the Tabulation Agent before the Expiration Deadline (which is not validly revoked) will remain valid for the purposes of any Second Meeting or Third Meeting and, for such purposes, any proxies appointed as a result thereof shall be reappointed for the purposes of any Second Meeting or Third Meeting.

7.                                   Extension, Amendment and Termination

Notwithstanding any other provision of the Consent Solicitation, the Issuer and the Guarantors may, subject to applicable laws, at its option, amend the Consent Solicitation (other than the terms of the relevant Extraordinary Resolution) in any respect.

No material amendment may be made later than 11.00 a.m. (CET) on the fourth Business Day before the relevant initial Meeting.

If any such amendment as is referred to above is made which, in the Issuer’s opinion (in consultation with the Solicitation Agents and the Trustee), is materially prejudicial to the interests of the relevant Noteholders, the relevant Extraordinary Resolution will not be presented to the Meeting and a new meeting may be convened by the Issuer to consider a new extraordinary resolution which incorporates those amendments.

The Issuer will ensure that Noteholders are notified of any such amendment or extension as soon as is reasonably practicable thereafter (and in any event not later than 11.00 a.m. (CET) on the fourth Business Day before the initial Meeting) by giving notice using the methods set out in “The Consent Solicitation — Notices” above.

The Issuer and the Guarantors also reserve the right to waive any or all of the conditions of the Consent Solicitation as set out in this Consent Solicitation Memorandum subject as set out above.

The Issuer and the Guarantors reserve the right, at their sole discretion, to withdraw any or all of the Proposals at any time before the relevant Meeting(s) (or any Second Meeting or Third Meeting) even if the relevant Extraordinary Resolution is passed. In the event that any Proposals are withdrawn, the relevant Meeting may still be held, but the Issuer and the Guarantors will be under no obligation to give effect to the relevant Extraordinary Resolution.

The Issuer and the Guarantors also reserve the right, at their sole discretion at any time prior to the Expiration Deadline, to terminate the Consent Solicitation.

8.                                   Governing Law and Forum

The Consent Solicitation, this Consent Solicitation Memorandum, any Consent Instruction, any Voting Certificate and all contracts resulting therefrom and any non-contractual obligation arising out of or in connection with any of them, shall be governed by the laws of England save for the application of the mandatory provisions of Italian law relating to meetings of Noteholders.  Submission by, or on behalf of, a Noteholder of a Consent Instruction constitutes such Noteholder’s submission, in relation to all matters arising out of or in connection with the Consent Solicitation, this Consent Solicitation Memorandum, any Consent Instruction and all contracts resulting therefrom and any non-contractual obligation arising out of or in connection with any of them, to the exclusive jurisdiction of the courts of England.

RISK FACTORS AND OTHER CONSIDERATIONS

Before making a decision with respect to the Consent Solicitation, Noteholders should carefully consider, in addition to the other information contained in this Consent Solicitation Memorandum, the following matters.

Risks and other Considerations Related to the Proposals

All Noteholders of a Series of Notes are bound by the relevant Extraordinary Resolution.

If the Extraordinary Resolution relating to a Series is passed, all Noteholders of such Series will be bound by the Proposals, including those that voted against or abstained from voting on the Proposals. Non-consenting or abstaining Notes of a particular Series, and those who provide a Consent Instruction after the Early Voting Deadline, whilst bound by the Proposals that are applicable to such Series, will not be entitled to payment of any Consent Fee.

The Proposals in respect of each Series are not conditional on the approval of the Extraordinary Resolutions in respect of the other Series.

The Proposals in respect of each Series are independent and are not conditional on the approval of the Extraordinary Resolution in respect of the other Series (or on the passing of any other extraordinary resolution by the holders of any other securities of the Issuer). As such, the Proposals in respect of each Series will be effective if the relevant Extraordinary Resolution is approved, whether or not the Extraordinary Resolution in respect of the other Series (or any other extraordinary resolution by the holders of any other securities of the Issuer) is also approved.

No assurance that the Proposals will take effect.

The Issuer reserves the right in its absolute discretion to withdraw any or all of the Proposals or to refrain from giving effect to the relevant Extraordinary Resolution in respect of each Series of Notes once passed.

Notes held through the Clearing Systems.

In relation to the delivery of electronic Consent Instructions or obtaining Voting Certificates or otherwise making arrangements for the giving of voting instructions, in each case through the Clearing Systems, Noteholders should note the particular practice and policy of the relevant Clearing System, including any earlier deadlines set by such Clearing System.

Voting in respect of the Consent Solicitation.

Noteholders who have acquired their Notes after the Expiration Deadline are not entitled to participate in the Consent Solicitation.

A Noteholder should either deliver or procure delivery on its behalf of a valid Consent Instruction in favour of the relevant Extraordinary Resolution to the Tabulation Agent through the relevant Clearing System before the Early Voting Deadline (and not validly revoke its Consent Instruction) in order to be eligible for the Consent Fee or by the Expiration Deadline (whether in favour or against) in accordance with the terms of this Consent Solicitation Memorandum. Only Direct Participants may validly deliver Consent Instructions. Noteholders who are not Direct Participants should arrange for the Direct Participant through which they hold their Notes to deliver a Consent Instruction on their behalf to the Tabulation Agent through the relevant Clearing System, as more particularly described under “The Consent Solicitation — Procedures for Voting”.

Noteholders who have not delivered or arranged for the delivery of a Consent Instruction as provided above but who wish to attend and vote at the relevant Meeting or otherwise give voting instructions may do so by requesting a Voting Certificate or otherwise in accordance with the voting procedures set out in the Notice and the relevant Trust Deed.

Voting after the Expiration Deadline.

The provisions of this Consent Solicitation Memorandum are without prejudice to the rights of Noteholders under the relevant Trust Deed. Accordingly, notwithstanding the Expiration Deadline,

Noteholders may vote until 19 November 2014 in respect of the relevant initial Meeting, 20 November 2014 in respect of any Second Meeting and 21 November 2014 in respect of any Third Meeting. However, in order to submit a late instruction, Noteholders must contact the Tabulation Agent for further instructions. Additional procedural requirements will apply.

Consent Fee.

Noteholders should note that the Consent Fee is only payable to a Noteholder (that is not a Restricted Owner) who has either delivered or procured delivery on its behalf of a valid Consent Instruction in favour of the relevant Extraordinary Resolution by the Early Voting Deadline and in accordance with the terms of this Consent Solicitation Memorandum and not validly revoked its Consent Instruction.

Noteholders should note that the Consent Fee is payable in two instalments and only in the event that the Payment Conditions are satisfied.  See “The Consent Solicitation — Consent Fee” for further details.

Only Direct Participants may deliver a valid Consent Instruction to the Tabulation Agent through the relevant Clearing System. To the extent that the beneficial owner of the Notes is not a Direct Participant, the Consent Fee will only be paid to the relevant Direct Participant and such payment to the Direct Participant will satisfy the obligations of the Issuer and the Guarantors, as the case may be, in respect of the payment of the Consent Fee.

Restrictions on the transfer of Notes.

When considering whether to submit a Consent Instruction or to request a Voting Certificate in order to attend and vote at the relevant Meeting in person or through a representative, Noteholders should take into account that restrictions on the transfer of the Notes by Noteholders will apply from the time of such submission or request. Noteholders will, on submitting a Consent Instruction or requesting a Voting Certificate, agree that the relevant Notes will be blocked in the relevant Clearing System with effect from the date on which the Consent Instruction is submitted or the Voting Certificate is requested (as the case may be) until, in the case of a Consent Instruction, the earlier of (i) the date on which the Consent Solicitation is terminated by the Issuer (provided that such termination is more than 48 hours before the time set for the relevant Meeting) and (ii) the conclusion of the relevant Meeting (or, if applicable, any Second Meeting or Third Meeting, subject to valid revocation) or in the case of a Voting Certificate, the earlier of (i) the conclusion of the relevant Meeting (or, if applicable, any Second Meeting or Third Meeting) and (ii) the surrender of the Voting Certificate to the Principal Paying Agent who issued the same and the notification by such Principal Paying Agent to the relevant Clearing System of such surrender or the compliance in such other manner with the rules of the relevant Clearing System.

Responsibility for Complying with the Procedures of the Consent Solicitation.

Noteholders are responsible for complying with all of the procedures for voting. None of the Issuer, the Guarantors, the Solicitation Agents, the Trustee, the Principal Paying Agent and the Tabulation Agent assume any responsibility for informing Noteholders of defects, irregularities or delays with respect to Consent Instructions or Voting Certificates.

Subsequent Offers.

Whether or not the Proposals are approved in respect of the Notes, the Issuer or the Guarantors may at any time make or procure the making of a new proposal to the Noteholders (or any of them) on such terms as they or it may determine. Any such new proposal may be materially less or more favourable to Noteholders.

Holders are responsible for consulting with their advisers.

Holders should consult their own tax, accounting, financial and legal advisers regarding the suitability for themselves of the tax, accounting, financial, legal or other consequences of participating or refraining to participate in the Consent Solicitation.

None of the Issuer, the Guarantors, the Principal Paying Agent, the Solicitation Agents, the Tabulation Agent, the Information Agent, or any director, officer, employee, agent or affiliate of any such person, is acting for any Noteholder, or will be responsible to any Noteholder for providing any protections which would be afforded to its clients or for providing advice in relation to the Solicitation, and accordingly none of the Issuer, the Guarantors, the Solicitation Agents, the Tabulation Agent, the Information Agent, or any director, officer, employee, agent or affiliate of any such person, makes any recommendation as to whether Noteholders should consent to the Proposals.

Noteholders are responsible for assessing the merits of the Consent Solicitation.

Each Noteholder is responsible for assessing the merits of the Consent Solicitation.  None of the Issuer, the Guarantors, the Solicitation Agents, the Principal Paying Agent, the Tabulation Agent, the Information Agent or the Trustee, nor any director, officer, employee, agent or affiliate thereof, has made or will make any assessment of the merits of the Consent Solicitation or of the impact of the Consent Solicitation on the interests of the Noteholders either as a class or as individuals or makes any recommendation as to whether a Noteholder should consent to the Proposals.

Risks related to the Merger and the Transaction.

For risks related to the Merger and the Transaction, see the Form F-4, as referred to in “Documents Incorporated by Reference” below.

TAX CONSEQUENCES

In view of the number of different jurisdictions where tax laws may apply to a Noteholder, this Consent Solicitation Memorandum does not discuss the tax consequences to Noteholders of the Consent Solicitation or their receipt of the Consent Fee. Noteholders are urged to consult their own professional advisers regarding these possible tax consequences under the laws of the jurisdictions that apply to them.  Noteholders are liable for their own taxes and have no recourse to the Issuer, the Guarantors, the Solicitation Agents, the Trustee, the Principal Paying Agent, the Tabulation Agent or the Information Agent with respect to taxes arising in connection with the Consent Solicitation.

SOLICITATION AGENTS

The Issuer and the Guarantors have retained Barclays Bank PLC, Credit Suisse Securities (Europe) Limited and Société Générale to act as Solicitation Agents for the Consent Solicitation. The Solicitation Agents and their respective affiliates may contact Noteholders regarding the Consent Solicitation and may request brokerage houses, custodians, nominees, fiduciaries and others to forward this Consent Solicitation Memorandum and related materials to Noteholders. The Issuer and the Guarantors have entered into a solicitation agency agreement with the Solicitation Agents which contains certain provisions regarding payment for fees, expense reimbursement and indemnity arrangements. The Solicitation Agents and their affiliates have provided and continue to provide certain investment banking services to the Issuer, the Guarantors, IGT and their affiliates for which they have received and will receive compensation that is customary for services of such nature.

None of the Solicitation Agents, the Trustee, the Tabulation Agent, the Principal Paying Agent, the Information Agent and the Clearing Systems nor any of their respective directors, officers, employees, agents or affiliates assumes any responsibility for the accuracy or completeness of the information concerning the Consent Solicitation, the Issuer, the Guarantors or any of their affiliates contained in this Consent Solicitation Memorandum or incorporated by reference herein or for any failure by the Issuer or the Guarantors to disclose events that may have occurred and may affect the significance or accuracy of such information.

The Solicitation Agents may, to the extent permitted by applicable law, have or hold a position in the Notes and make, or continue to make, a market in, or vote in respect of, or act as principal in any transactions in, or relating to, or otherwise act in relation to, the Notes. The Solicitation Agents may also (i) deliver Consent Instructions or attend and vote at a Meeting or otherwise make arrangements to be represented at a Meeting for their own account and (ii) deliver Consent Instructions or attend and vote at a Meeting or otherwise make arrangements to be represented at a Meeting on behalf of other Noteholders.

None of the Solicitation Agents, the Tabulation Agent, the Principal Paying Agent, the Information Agent and any of their respective directors, officers, employees, agents or affiliates is acting for any Noteholder, or will be responsible to any Noteholder for providing any protections which would be afforded to its clients or for providing advice in relation to the Consent Solicitation or the Proposals, and accordingly none of the Solicitation Agents, the Tabulation Agent, the Principal Paying Agent, the Information Agent and any of their respective directors, officers, employees, agents or affiliates makes any representation or recommendation whatsoever regarding the Consent Solicitation or the Proposals, or any recommendation as to whether Noteholders should approve the Proposals.

DOCUMENTS INCORPORATED BY REFERENCE

This Consent Solicitation Memorandum contains important information which Noteholders should read carefully before making any decision with respect to giving Consent Instructions or otherwise participating in the Consent Solicitation.

The following sections of the Form F-4 shall be incorporated in, and form part of, this Consent Solicitation Memorandum, except for any information superseded by information contained directly in this Consent Solicitation Memorandum:

•                                          “Summary—Structure of the Transaction”

•                                          “Risk Factors”

•                                          “Summary Historical Financial Data of GTECH”

•                                          “Summary Historical Financial Data of IGT”

•                                          “Selected Unaudited Pro Forma Consolidated Financial Information”

•                                          “Forward-Looking Statements”

•                                          “Business of Holdco and Certain Information about Holdco”

•                                          “Unaudited Pro Forma Consolidated Financial Information”

The Form F-4 contains important information about the Issuer, IGT, the Guarantors and their financial condition, business and results.  The Tabulation Agent will provide without charge to each Noteholder upon written or oral request of any such Noteholder, a copy of the Form F-4 that has been incorporated herein by reference, other than exhibits thereto. To request this information, Noteholders should contact the Tabulation Agent at the telephone number or e-mail address on the back page of this Consent Solicitation Memorandum.

Copies of the following documents are available from the date of this Consent Solicitation Memorandum to the date on which the last Meeting is concluded (i) on request from the Tabulation Agent and (ii) for collection or inspection during normal business hours at the office of the Tabulation Agent:

•                                          the Consent Solicitation Memorandum;

•                                         the Common Cross-Border Merger Terms (Progetto Comune di Fusione Transfrontaliera)

•                                          the explanatory reports of the Issuer and Holdco in connection with the Transaction;

•                                          the Notices;

•                                          the explanatory note which describes the Proposals dated 23 October 2014;

•                                          the Trust Deeds; and

•                                          the Prospectus dated 30 November 2010 (including the Conditions) with respect to the 2018 Notes and the Prospectus dated 3 December 2012 (including the Conditions) with respect to the 2020 Notes.

ANNEX

FORM OF NOTICE AND EXTRAORDINARY RESOLUTIONS IN RESPECT OF THE NOTES

THIS NOTICE IS IMPORTANT AND REQUIRES THE IMMEDIATE ATTENTION OF NOTEHOLDERS. IF NOTEHOLDERS ARE IN ANY DOUBT AS TO THE ACTION THEY SHOULD TAKE, THEY SHOULD CONSULT THEIR OWN INDEPENDENT PROFESSIONAL ADVISERS AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000 (IF THEY ARE IN THE UNITED KINGDOM), OR FROM ANOTHER APPROPRIATELY AUTHORISED INDEPENDENT FINANCIAL ADVISER (IF THEY ARE NOT).

GTECH S.p.A.

a società per azioni incorporated under the laws of the

Republic of Italy formerly known as Lottomatica Group S.p.A.

Registered office: Viale del Campo Boario, 56/d — 00154 ROMA, Italy

Rome registration number: 08028081001

Share Capital: 174,951,075.00 fully paid up

No. Ordinary Shares: 174,951,075 (each with a nominal value of €1.00)

Subject to the direction and coordination of De Agostini S.p.A.

NOTICE OF A MEETING

of the holders (the “Noteholders”) of those of the
[€500,000,000 5.375 per cent. Guaranteed Notes due 2018 (XS0564487568) /

€500,000,000 3.500 per cent. Guaranteed Notes due 2020 (XS0860855930)]

(the “Notes”)

of GTECH S.p.A. (the “Issuer”) presently outstanding

guaranteed by GTECH Corporation, GTECH Holdings Corporation, GTECH Rhode Island LLC (the

successor to GTECH Rhode Island Corporation) and Invest Games S.A

(the “Guarantors”)

NOTICE IS HEREBY GIVEN that Noteholders are hereby invited to attend a Meeting of the Noteholders convened by the Issuer on 24 November 2014 on first call, and if necessary, on 25 November 2014 for second call and on 26 November 2014 for third call, for the purpose of considering and, if thought fit, passing the resolution set out below which will be proposed at the Meeting as an Extraordinary Resolution (the (“Extraordinary Resolution”) in accordance with the provisions of the trust deed dated [2 December 2010 as supplemented or amended from time to time1 / 5 December 2012 as supplemented or amended from time to time]2 (the “Trust Deed”), made between the Issuer, the Guarantors and BNY Mellon Corporate Trustee Services Limited as trustee for the Noteholders and constituting the Notes. Unless the context otherwise requires, capitalised terms used but not defined in this Notice shall have the meaning given in the Trust Deed, the terms and conditions of the Notes (the “Conditions”) or the Consent Solicitation Memorandum dated 23 October 2014 in connection with the Notes (the “Consent Solicitation Memorandum”), as applicable.

The Extraordinary Resolution set out below is not conditional upon the passing of any other extraordinary resolution by the holders of any other securities of the Issuer. The reference in the Extraordinary Resolution set out below to “Notes” shall be to the relevant Series listed above.

The initial Meeting in respect of the Notes shall be held at the offices of the Issuer at Viale del Campo Boario 56/d, 00154 Rome, Italy on 24 November 2014 at [3.00]3/[5.00]4 p.m. (CET) and, if the quorum is

1  Insert for 2018 Notes.

2  Insert for 2020 Notes.

3  Insert for 2018 Notes.

4  Insert for 2020 Notes.

not present within fifteen minutes of the commencement of the initial Meeting, on 25 November 2014 in respect of the Second Meeting and, if the quorum is not present within fifteen minutes of the commencement of the Second Meeting, on 26 November 2014 in respect of the Third Meeting, in each case at the same time and location and to resolve upon the following:

AGENDA

(a)                              approval, in accordance with any applicable law, of the merger (the “Merger”) of GTECH S.p.A. (the “Issuer”) with and into Georgia Worldwide PLC (“Holdco”) as part of the acquisition of International Game Technology (“IGT”), and certain steps which the Issuer intends to be taken in connection with the Merger, including (i) the transfer by the Issuer of all or part of its assets and liabilities relating to its Italian businesses (including the Lotto concession but excluding the equity interest in its subsidiaries) to a new Italian subsidiary; (ii) the transfer by the Issuer of its equity interest in its existing Italian subsidiaries to an additional new Italian subsidiary; (iii) the merger of Invest Games S.A. with IGT, which will result in Invest Games S.A. ceasing to exist; and (iv) the proposed court-approved reduction of capital of Holdco under the UK Companies Act 2006, expected to be implemented following completion of the Merger, as set out in the Common Cross-Border Merger Terms (Progetto Comune di Fusione Transfrontaliera) (together, the “Transaction”);

(b)                              agreement that no Put Event (as defined in the Conditions of the Notes) will be deemed to occur as a result of, or in connection with, the Transaction;

(c)                               waiver of any and all Events of Default, Potential Events of Default (as such terms are defined in the trust deed dated [2 December 2010 as supplemented or amended from time to time5 / 5 December 2012 as supplemented or amended from time to time]6 between, amongst others, the Issuer and BNY Mellon Corporate Trustee Services Limited (the “Trust Deed”)) and any other breaches of the Conditions of the Notes or the Trust Deed that have been, are or may be, within the period of twelve months from the passing of the Extraordinary Resolution, triggered by or in connection with the Transaction; and

(d)                              connected and consequential resolutions,

so as to propose to the Meeting of the Noteholders the approval of the following:

EXTRAORDINARY RESOLUTION

“THAT this Meeting of the holders (the “Noteholders”) of the [€500,000,000 5.375 per cent. Guaranteed Notes due 2018 (XS0564487568)]7/[€500,000,000 3.500 per cent. Guaranteed Notes due 2020 (XS0860855930)]8 (the “Notes”) of GTECH S.p.A. a società per azioni incorporated under the laws of the Republic of Italy (formerly known as Lottomatica Group S.p.A.) (the “Issuer”) presently outstanding constituted by the trust deed dated [2 December 2010 as supplemented or amended from time to time9/ 5 December 2012 as supplemented or amended from time to time10] (the “Trust Deed”), made between the Issuer, GTECH Corporation, GTECH Holdings Corporation, GTECH Rhode Island LLC (the successor to GTECH Rhode Island Corporation) and Invest Games S.A (together, the “Guarantors”) and BNY Mellon Corporate Trustee Services Limited (the “Trustee”) as trustee for the Noteholders hereby:

(a)                              after having authorised the Trustee, the financial advisers of the Issuer, the Guarantors and the Trustee and the legal counsel to the Issuer, the Guarantors and the Trustee to attend and speak at this Meeting;

(b)                              acknowledged that terms not otherwise defined in this Extraordinary Resolution have the following meanings:

Capital	means the proposed court-approved reduction of capital of Holdco under the

5  Insert for 2018 Notes.

6  Insert for 2020 Notes.

7  Insert for 2018 Notes.

8  Insert for 2020 Notes.

9  Insert for 2018 Notes

10  Insert for 2020 Notes

Reduction	UK Companies Act 2006, expected to be implemented following completion of the Merger, as set out in the Common Cross-Border Merger Terms (Progetto Comune di Fusione Transfrontaliera);

Conditions

means the terms and conditions of the [€500,000,000 5.375 per cent. Guaranteed Notes due 2018 (XS0564487568)]11/[€500,000,000 3.500 per cent. Guaranteed Notes due 2020 (XS0860855930)][12] set out in Part B of Schedule 2 of the Trust Deed;

Consent Solicitation Memorandum	means the consent solicitation memorandum in respect of the Notes dated 23 October 2014;

Event of Default	means any one of the circumstances described in Condition 8 (Events of Default);

Holdco	means Georgia Worldwide PLC, incorporated under the laws of England and Wales;

IGT	means International Game Technology, a Nevada corporation;

Merger	means the merger of the Issuer with and into Holdco, as part of the acquisition of IGT;

Potential Event of Default

means an event or circumstance which could, with the giving of notice, lapse of time, the issuing of a certificate and/or fulfilment of any other requirement provided for in Condition 8 (Events of Default) become an Event of Default;

Put Event	has the meaning given to it in Condition 5(c) (Redemption at the option of the Noteholders);

Transaction

means the Merger and certain steps which the Issuer intends to be taken in connection with the Merger, including (i) the transfer by the Issuer of all or part of its assets and liabilities relating to its Italian businesses (including the Lotto concession but excluding the equity interest in its subsidiaries) to a new Italian subsidiary; (ii) the transfer by the Issuer of its equity interest in its existing Italian subsidiaries to an additional new Italian subsidiary; (iii) the merger of Invest Games S.A. with IGT, which will result in Invest Games S.A. ceasing to exist; and (iv) the Capital Reduction;

24 hours

means a period of 24 hours including all or part of a day upon which banks are open for business in both the places where the relevant Meeting is to be held and in each of the places where the Paying Agents have their Specified Offices (being either the office identified with its name in the Conditions or any other office notified to any relevant parties pursuant to the Agency Agreement) (disregarding for this purpose the day upon which such Meeting is to be held) and such period shall be extended by one period or, to the extent necessary, more periods of 24 hours until there is included as aforesaid all or part of a day upon which banks are open for business as aforesaid; and

48 hours	means two consecutive periods of 24 hours.

(c)                               acknowledged the Common Cross-Border Merger Terms (Progetto Comune di Fusione Transfrontaliera);

(d)                              acknowledged that this Extraordinary Resolution does not relate to a Reserved Matter (as defined in the Trust Deed);

11  Insert for 2018 Notes.

12  Insert for 2020 Notes.

resolves as follows:

(i)                                   to approve the Transaction generally and also in accordance with, and for the purposes of, Article 2503-bis of the Italian Civil Code (which Article provides that each Noteholder may oppose the Merger involving the Issuer unless a Noteholders’ meeting has approved such Merger) and any other applicable statutory or court creditor process;

(ii)                                to agree that no Put Event will be deemed to occur as a result of, or in connection with, the Transaction; and

(iii)                            to waive any and all Events of Default, Potential Events of Default (as such terms are defined in the relevant Trust Deed) and any other breach of the Conditions of the Notes or the relevant Trust Deed that have been, are or may be, within the period of twelve months from the passing of this Extraordinary Resolution, triggered by or in connection with the Transaction (together, the “Proposals”);

(iv)                           to authorise, direct, request and empower the Trustee to concur in, and to execute and do, all such other deeds, instruments, acts and things as may be necessary or appropriate to carry out and give effect to this Extraordinary Resolution and the Proposals;

(v)                               to discharge and exonerate the Trustee from all liability for which it may have become or may become responsible under the Trust Deed or the Notes in respect of any act or omission in connection with the Proposals or this Extraordinary Resolution; and

(vi)                            to sanction and assent to every abrogation, amendment, modification, compromise or arrangement in respect of the rights of the Noteholders against the Issuer or any other person whether such rights shall arise under the Trust Deed or otherwise involved in or resulting from or to be effected by, the Proposals.”

BACKGROUND TO THE PROPOSALS

Full details of the background to, and the reasons for, the Proposals and the Extraordinary Resolution are contained in the Explanatory Note (as defined below) and in the Consent Solicitation Memorandum, copies of which are available at the offices of the Tabulation Agent as set out below.

Noteholders are urged to read the Consent Solicitation Memorandum in full before deciding whether to vote in favour of the Proposals.

DOCUMENTS

Copies of the Consent Solicitation Memorandum will be available, during normal business hours, for inspection or collection at the offices of the Tabulation Agent set out below.

The following documents will be available, during normal business hours, for inspection or collection at the offices of the Tabulation Agent set out below, and at the registered office and on the website of the Issuer (www.gtech.com - section Governance - Documents and reports — Noteholders’ Meeting 24 November 2014):

•                                          the explanatory note which describe the Proposals dated 23 October 2014 (the “Explanatory Note”);

•                                         the Common Cross-Border Merger Terms (Progetto Comune di Fusione Transfrontaliera);

•                                          the explanatory reports of the Issuer and Holdco in connection with the Transaction;

•                                          this Notice of Meeting;

•                                          the Trust Deed; and

•                                          [the Prospectus dated 30 November 2010 (including the Conditions) with respect to the 2018 Notes13 / the Prospectus dated 3 December 2012 (including the Conditions) with respect to the 2020 Notes14.]

GENERAL

In accordance with normal practice, the Trustee expresses no opinion as to the merits of the Consent Solicitation or the Proposals (which it was not involved in negotiating). It has, however, authorised it to be stated that, on the basis of the information set out in the Consent Solicitation Memorandum (which it recommends Noteholders to read carefully) and in this Notice, it has no objection to the Extraordinary Resolution referred to above being submitted to the Noteholders for their consideration. The Trustee has, however, not been involved in formulating the Consent Solicitation, the Extraordinary Resolution or the Proposals and makes no representation that all relevant information has been disclosed to Noteholders in the Consent Solicitation Memorandum and this Notice. Accordingly, the Trustee urges Noteholders who are in any doubt as to the impact of the Extraordinary Resolution or the Proposals to seek their own independent financial and legal advice.

The terms and conditions of the Consent Solicitation Memorandum are without prejudice to the right of a Noteholder to attend and vote at the Meeting as set out in this Notice and in the Trust Deed.

The attention of Noteholders is particularly drawn to the quorum required for the Meeting and for any adjourned Meeting which is set out in the paragraph entitled “Voting and Quorum” below.

IMPLEMENTATION

The Proposals in relation to the Notes will take effect immediately after the Extraordinary Resolution has been passed and duly registered with the competent Companies Register.

RIGHT TO ASK QUESTIONS

Noteholders entitled to vote and in favour of whom the Issuer has received a proper notice from an authorised intermediary may ask questions on the information above also prior to the Meeting and answers will be provided at the latest during the Meeting. The Issuer may provide a collective answer to questions on the same subject. It should be noted that, under applicable law, no answer is due, even during the meeting, to questions submitted before the same, when the information requested is already available in “question and answer” form in the ad-hoc section of the website of the Issuer or is otherwise available in the same section of the Issuer’s website; for this purpose Noteholders are invited to visit the website www.gtech.com - section Governance - Documents and reports — Noteholders’ Meeting 24 November 2014 — “Questions & Answers”. Noteholders asking questions must provide details of their identity. Questions must be sent to the Issuer by registered letter addressed to the Issuer’s registered office, to the attention of the Corporate Affairs Department, Ref. Noteholders’ Meeting 24 November 2014, at Viale del Campo Boario 56/d, 00154 Rome — Italy, or by certified electronic mail at assemblea@legalmail.it by the end of the third day before the date set for the Noteholders’ meeting (therefore by the end of 21 November 2014).

RIGHT TO ADD MEETING AGENDA ITEMS AND TO SUBMIT NEW RESOLUTIONS

Noteholders, individually or collectively, representing one fortieth of the principal amount of the Notes outstanding may, within ten days following the publication of this Notice, apply for the addition of agenda items, indicating the subject matter in the application, or may file proposals for resolutions on items already mentioned in the Notice. Applications must be made in writing, accompanied by proof of entitlement of the Noteholders and delivered to the Issuer, by registered letter addressed to the Issuer’s registered office, to the attention of the Corporate Affairs Department, Ref. Noteholders’ Meeting 24 November 2014, at Viale del Campo Boario 56/d, 00154 Rome - Italy, or by certified electronic mail at assemblea@legalmail.it. Noteholders are entitled to individually submit motions on items already mentioned in the Notice at the Meeting. No later than 15 days prior to the date of the Meeting (therefore by 9 November 2014), the Issuer will inform the public, in accordance with the same forms prescribed for the publication of this Notice, of any proposed addition to the items on the agenda or of any proposal for additional resolutions.

13 Insert for 2018 Notes.

14 Insert for 2020 Notes.

CONSENT INSTRUCTION AND CONSENT FEE

Subject to the terms and conditions specified in the Consent Solicitation Memorandum including the Payment Conditions being satisfied, Noteholders that are not Restricted Owners and who have voted in favour of the Extraordinary Resolution by delivering or procuring the delivery of a Consent Instruction (which is not validly revoked) will be eligible to receive the Consent Fee of [2.515 / 4.5]16 per cent. of the aggregate principal amount of Notes which are the subject of such Consent Instruction if such Consent Instruction is received by the Tabulation Agent by the Early Voting Deadline and not validly revoked.

The Consent Fee will be paid in two instalments, on the First Payment Date and the Final Payment Date, respectively, if the relevant Payment Conditions are satisfied, as follows:

(a)                              0.5 per cent. of the aggregate principal amount of Notes which are the subject of a Consent Instruction in favour of the Extraordinary Resolution will be payable on the First Payment Date, if the First Payment Condition is satisfied; and

(b)                              [2.017 / 4.0]18 per cent. of the aggregate principal amount of Notes which are the subject of a Consent Instruction in favour of the Extraordinary Resolution will be payable on the Final Payment Date, if the Final Payment Conditions are satisfied.

VOTING AND QUORUM

The provisions governing the convening and holding of the Meetings are set out in Schedule 3 to the Trust Deed, and as further described in the Consent Solicitation Memorandum and below.

All of the Notes are represented by a global note held by a common safekeeper for Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) or Euroclear Bank S.A./N.V. (“Euroclear”). For the purposes of the Meetings, a “Noteholder” shall mean each person who is for the time being shown in the records of Euroclear or Clearstream, Luxembourg as the holder of a particular principal amount outstanding of the Notes.

Entitlement to vote and admission to the Meetings

Pursuant to applicable laws, only those Noteholders who hold Notes through their account with the Clearing Systems, as certified by the Clearing Systems on the basis of their internal records, at the close of business on 13 November 2014, being the seventh trading day (on the Euro MTF Market) prior to the date of the initial Meeting (the “Expiration Deadline”), are entitled to participate in the Consent Solicitation.

Admission to vote

Admission of Noteholders to the Meeting and the right to vote thereat is subject to the delivery to the Issuer, by the end of the third trading day (on the Euro MTF Market) prior to the date fixed for the initial Meeting, i.e. 19 November 2014, of a notice issued by an intermediary stating that the relevant Noteholder is entitled to vote on the basis of the internal records of the clearing systems as of the Expiration Deadline. However, the right to attend and vote shall also be legitimate if the notice is received by the Issuer after the third trading day (on the Euro MTF Market) prior to the date fixed for the initial Meeting, provided that it is received before the beginning of the Meeting.

Voting Certificate and Consent Instructions

In order to be valid, Consent Instructions must be submitted in multiples of [€50,00019 / €100,00020].

Noteholders wishing to attend a Meeting in person or through a representative may obtain a Voting Certificate from the relevant Clearing System (directly or through its own accountholders and in accordance with the procedures of the relevant Clearing System) or, if they do not wish to attend and vote

15  Insert for 2018 Notes.

16  Insert for 2020 Notes.

17  Insert for 2018 Notes.

18  Insert for 2020 Notes.

19  Insert for 2018 Notes.

20  Insert for 2020 Notes.

at a Meeting in person or through a representative of their choice, submit a Consent Instruction through Clearstream, Luxembourg or Euroclear to the Tabulation Agent (contact details set out below) instructing the Principal Paying Agent or a Paying Agent to appoint a proxy to attend and vote at such Meeting in accordance with its instructions. A Voting Certificate or Consent Instruction shall be valid until the end of the relevant Meeting. A Voting Certificate and a Consent Instruction cannot be outstanding simultaneously in respect of the same Note.

Voting Certificates and Consent Instructions given in respect of a Meeting (unless surrendered or, as the case may be, revoked not later than the end of the second trading day (on the Euro MTF Market) prior to any Second Meeting or Third Meeting) shall remain valid for such adjourned Meeting.

The Consent Solicitation is not extended to any Noteholder whose participation in the Consent Solicitation would violate the laws of its jurisdiction of residence or domicile or require registration of the Consent Solicitation with any applicable governmental authority in that jurisdiction.

Only Direct Participants may submit a Consent Instruction. If a Noteholder is not a Direct Participant, such Noteholder must arrange for the Direct Participant through which it holds the relevant Notes to submit a Consent Instruction on its behalf to the Tabulation Agent through the relevant Clearing System.

A Noteholder must request the relevant clearing system to block the relevant Notes in such Noteholder’s own account and to hold the same to the order or under the control of the Principal Paying Agent in order to obtain Voting Certificates or to give Consent Instructions in respect of such Meeting.  Notes so blocked will not be released until the earlier of:

(i)                                  in respect of Voting Certificate(s):

(a)                               the conclusion of the Meeting (or, if applicable, any adjournment of the Meeting); and

(b)                               the surrender of the Voting Certificate(s) to the Principal Paying Agent who issued the same and the notification by such Principal Paying Agent to the relevant clearing system of such surrender or the compliance in such other manner with the rules of the relevant clearing system; and

(ii)                               in respect of Consent Instructions:

(a)                              the date on which the Consent Solicitation is terminated by the Issuer (provided that such termination is more than 48 hours before the time set for the Meeting);

(b)                              the date on which the relevant Consent Instruction is validly revoked in accordance with the terms of the Consent Solicitation Memorandum; and

(c)                                the conclusion of the Meeting (or, if applicable, any Second Meeting or Third Meeting).

For the above purposes, instructions given by a Direct Participant to the Tabulation Agent through Euroclear or Clearstream, Luxembourg will be deemed to be instructions to the Principal Paying Agent.

In order to be eligible for the Consent Fee, Noteholders must deliver or procure delivery of Consent Instructions prior to the Early Voting Deadline. In order to participate in the Consent Solicitation generally, Noteholders must deliver or procure delivery of Consent Instructions prior to the Expiration Deadline.

The provisions of the Consent Solicitation Memorandum are without prejudice to the rights of Noteholders under the relevant Trust Deed. Accordingly, notwithstanding the Expiration Deadline, Noteholders may vote until 19 November 2014 in respect of the relevant initial Meeting, 20 November 2014 in respect of any Second Meeting and 21 November 2014 in respect of any Third Meeting. However, in order to submit a late instruction, Noteholders must contact the Tabulation Agent for further instructions. Additional procedural requirements will apply.

A Block Voting Instruction shall be valid only if deposited at the specified office of the Tabulation Agent or at some other place approved by the Trustee, at least 24 hours before the time fixed for the relevant Meeting or if the Chairman decides otherwise before the Meeting proceeds to business. If the Trustee requires, a notarised copy of each Block Voting Instruction (with an apostille, if applicable) and satisfactory proof of the identity of each proxy named therein shall be produced at the Meeting, but the

Trustee shall not be obliged to investigate the validity of any Block Voting Instruction or the authority of any proxy.

Quorum and adjournment

The quorum required for the initial Meetings of the Noteholders is one or more persons present holding Voting Certificates or being proxies or representatives with Consent Instructions and holding or representing in the aggregate at least 50 per cent. in nominal amount of the Notes for the time being outstanding (as defined in the Trust Deed).

In the event that such quorum is not obtained within fifteen minutes of the commencement of the initial Meeting, the initial Meeting shall stand adjourned and the adjourned initial Meeting shall be held on 25 November 2014 (the “Second Meeting”). At any Second Meeting, the quorum shall be one or more persons present holding Voting Certificates or being proxies or representatives with Voting Certificates and holding or representing in the aggregate more than one third of the aggregate principal amount of the Notes for the time being outstanding. In event that such quorum is not obtained within fifteen minutes of the commencement of any Second Meeting, the Second Meeting shall stand adjourned and the adjourned Second Meeting shall be held on 26 November 2014 (the “Third Meeting”). At any Third Meeting, the quorum shall be one or more persons present holding Voting Certificates or being proxies or representatives with Voting Certificates and holding or representing in the aggregate at least one fifth of the aggregate principal amount of the Notes the time being outstanding.

The majority required to pass the Extraordinary Resolution (including at any Meeting convened following adjournment of the previous Meeting for want of quorum) will be one or more persons holding or representing at least two thirds of the aggregate principal amount of the Notes represented at the meeting.

If passed, the Extraordinary Resolution shall be binding on all Noteholders, whether present or not at the Meeting at which it is passed and whether or not voting, also in accordance with and for the purposes of Article 2503-bis of the Italian Civil Code with respect to the Transaction.

NOTICE OF RESULTS

The Issuer will publish the results of the voting on the Extraordinary Resolution on its website (www.gtech.com) and by way of press release within five days of the conclusion of the relevant Meeting, with a copy of the Extraordinary Resolution to be made available within 30 days from the date of approval, provided that non-publication of such result shall not invalidate such result.

PUBLICATION OF THE NOTICE

This notice is being published on the website of the Luxembourg Stock Exchange (www.bourse.lu) and the Issuer’s website (www.gtech.com) and will also be distributed to the Noteholders through Euroclear and Clearstream and an extract from the notice will also be published in Italian in “Il Sole 24Ore” on 23 October 2014.

Noteholders are advised to check with any broker, dealer, commercial bank, custodian, trust company, accountholder or other nominee or trustee through which they hold their Notes when such intermediary would require to receive instructions from a Noteholder in order for that Noteholders to be able to participate at or revoke their instructions to participate at the Meeting before the deadlines set out herein. The deadlines set by any such intermediary and Clearing System may be earlier than the relevant deadlines set out herein.

FURTHER INFORMATION

Questions and requests for assistance in relation to the submission of Consent Instructions or requests for Voting Certificates may be addressed by Noteholders to the Tabulation Agent.

Noteholders should contact the following for further information:

SOLICITATION AGENTS

Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom Telephone: +44 20 3134 8515 Attention: Liability Management GroupEmail: eu.lm@barclays.com	Credit Suisse Securities (Europe) Limited One Cabot Square London E14 4QJ United Kingdom Telephone: +44 20 7883 8763 Attention: Liability Management GroupEmail: liability.management@credit-suisse.com	Société Générale SG House 41 Tower Hill London EC3N 4SG United Kingdom Telephone: +44 20 7676 7579 Attention: Liability Management Email: liability.management@sgcib.com

TABULATION AGENT Lucid Issuer Services Limited Leroy House 436 Essex Road London N1 3QP United Kingdom Telephone: +44 20 7704 0880 Attention: Victor Parzyjagla/ Yves Theis Email: gtech@lucid-is.com	INFORMATION AGENT Georgeson S.r.l. Via Emilia, 88 Rome, 00187 Telephone: +39 06 42171 721/711 Attention: Monica Cempella / Gian Marco Pioppo Email: proxy@georgeson.com

PRINCIPAL PAYING AGENT

The Bank of New York Mellon

(Acting Through its London Branch)

One Canada Square

London E14 5AL

England

Telephone: +39 02 87909 825

Attention: Corporate Trust Administration – GTECH S.p.A

Email: Milan_GCS@bnymellon.com

The Solicitation Agents, the Principal Paying Agent, the Information Agent and the Tabulation Agent are agents of the Issuer and the Guarantors and owe no duty to any Noteholder.

Dated: 23 October 2014

GTECH S.p.A.

ISSUER

GTECH S.p.A. (formerly known as Lottomatica Group S.p.A.)

Viale del Campo Boario 56/d

00154 Rome

Italy

Requests for information in relation to the Consent Solicitation should be directed to:

SOLICITATION AGENTS

Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom	Credit Suisse Securities (Europe) Limited One Cabot Square London E14 4QJ United Kingdom	Société Générale SG House 41 Tower Hill London EC3N 4SG United Kingdom

Telephone: +44 20 3134 8515 Attention: Liability Management Group Email: eu.lm@barclays.com	Telephone: +44 20 7883 8763 Attention: Liability Management Group Email: liability.management@credit-suisse.com	Telephone: +44 20 7676 7579 Attention: Liability Management Email: liability.management@sgcib.com

Requests for copies of the Consent Solicitation Memorandum and information in relation to the procedures for submission of a Consent Instruction should be directed to:

TABULATION AGENT

Lucid Issuer Services Limited

Leroy House

436 Essex Road

London N1 3QP

United Kingdom

Telephone: +44 (0) 20 7704 0880

Attention: Victor Parzyjagla/Yves Theis

Email: gtech@lucid-is.com

INFORMATION AGENT

Georgeson S.r.l.

Via Emilia, 88

Rome, 00187

Telephone: +39 06 42171 721/711

Attention: Monica Cempella / Gian Marco Pioppo

Email: proxy@georgeson.com

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, Georgia Worldwide PLC (“NewCo”), the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of NewCo, IGT and GTECH as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,”, “shall”, “continue”, “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in GTECH’s forward-looking statements and from past results, performance or achievements. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in NewCo’s Form F-4 and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB), as well as those included in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K. Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per GTECH share or IGT share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per GTECH share or IGT share, as applicable. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to GTECH, or persons acting on its behalf, are expressly qualified in its entirety by the cautionary statements contained throughout this release. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

Important Information for Investors and Shareholders

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. On October 1, 2014, NewCo has filed with the SEC a registration statement on Form F-4, file number 333-199096, which includes the proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). The registration statement on Form F-4 is available at www.sec.gov under the name “Georgia Worldwide”. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED

MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor Relations, IGT (for documents filed with the SEC by IGT) or Investor Relations, GTECH (for documents filed with the SEC by NewCo).

Italian CONSOB Regulation No. 17221

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of GTECH, being a wholly owned subsidiary of GTECH.

The merger agreement providing for the GTECH-NewCo merger – which exceeds the thresholds for “significant transactions” pursuant to the Regulation – was approved unanimously by the GTECH board of directors.

The merger agreement and the GTECH-NewCo merger are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 3.2 of the “Disposizioni in materia di operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by GTECH on July 31, 2011 and published on its website (www.gtech.com). Pursuant to this exemption, GTECH will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. In connection with the meeting of GTECH shareholders scheduled for November 4, 2014 to approve the GTECH-NewCo merger, GTECH will publish an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 24, 1999, as amended), in accordance with applicable terms.

Participants in the Distribution

IGT, GTECH and NewCo and their respective directors, executive officers and certain other member of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be participants in the solicitation of the shareholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended September 28, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

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GTECH S.p.A. is a leading commercial operator and provider of technology in the regulated worldwide gaming markets, delivering best-in-class products and services, with a commitment to the highest levels of integrity, responsibility, and shareholder value creation. The Company is listed on the FTSE MIB at the Italian Stock Exchange under the trading symbol “GTK” and is majority owned by De Agostini S.p.A. In 2013, GTECH had approximately €3.1 billion in revenues and 8,600 employees with operations in approximately 100 countries on six continents. For more information, please visit www.gtech.com.

For further information:

Robert K. Vincent	Simone Cantagallo
GTECH S.p.A.	GTECH S.p.A.
Corporate Communications	Media Communications
T. (+1) 401 392 7452	T. (+39) 06 51899030

This news release and those archived are available at www.gtech.com